Macleod Dixon LLP ▪ Lawyers
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Fax: (403) 264-5973

www.macleoddixon.com

[redacted]

File No. 179667

07028892

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

December 4, 2007

SUPPL

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's documents as posted on SEDAR from October 29, 2007 through to and including December 3, 2007 as listed below. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Date	Document	Regarding
October 29, 2007	Press Release	Connacher Announces $40 Million Flow-Through Share Offering; First Step of its Integrated Oil Sands Development Financing Plan
October 31, 2007	Qualification Certificate	Compliance with National Instrument 44-101
November 7, 2007	Press Release	Connacher's Nine Month Cash Flow Grows 45 Percent in 2007; Great Divide Pod One Plan Commissioned, Steaming and Bitumen Sales Underway; Strong Third Quarter and Year to Date Earnings in 2007
November 7, 2007	Third Quarter Report	Connacher Oil and Gas Limited Interim Report Q3 2007 including Management's Discussion and Analysis, Quarterly Results, Financial Statements and Notes to Financial Statements
November 7, 2007	Certifications	Form 52-109F2 Certifications of Interim Filings, Chief Financial Officer and Chief Executive Officer

Dlw 1/2/08

November 16, 2007	Press Release	Connacher Announces Closing of Bought Deal Offering
November 19, 2007	Press Release	Connacher Oil and Gas Limited Secures C$800 Million of New Financing
December 3, 2007	Press Release	Connacher Oil and Gas Limited Closes Previously Announced Financing

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE **October 29, 2007**

CONNACHER ANNOUNCES $40 MILLION FLOW-THROUGH SHARE OFFERING; FIRST STEP OF ITS INTEGRATED OIL SANDS DEVELOPMENT FINANCING PLAN

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which Connacher will issue 8,000,000 flow-through common shares ("Flow-Through Shares") on a "bought deal" basis for gross proceeds of $40 million ($5.00 per Flow-Through Share). Connacher has granted the underwriters an over-allotment option to purchase up to an additional 1,200,000 Flow-Through Shares on the same terms and conditions, exercisable in whole or in part up to 30 days following closing of the offering. The offering is scheduled to close on or about November 16, 2007.

Connacher will use the gross proceeds from the sale of the Flow-Through Shares to pay exploration expenses on the Corporation's properties which qualify as Canadian Exploration Expenses (as such term is defined in the Income Tax Act (Canada)). It is anticipated that the net proceeds will primarily be used to further delineate and define Connacher's oil sands properties through the drilling of additional core holes and for conducting a three-dimensional (3-D) seismic program over Connacher's oil sands properties.

A preliminary short-form prospectus will be filed with securities regulatory authorities in all provinces of Canada except Quebec. The offering is subject to the approval of such securities regulatory authorities.

This Flow-Through Share offering represents Connacher's first step in its active pursuit of financing arrangements to secure the additional capital resources the Corporation estimates it will require to fund the ongoing development of its oil sands operations, including the construction of the Algar Project (the Corporation's second 10,000 bbl/d oil sands project), the identification of other oil sands accumulations, to repay existing long term and bank indebtedness and for general corporate purposes, including establishment of a one year debt service reserve account related to possible new long term debt.

At present, Connacher is also investigating alternative new debt financing arrangements, which may include a new first lien secured revolving five year term credit facility and the issuance of long-term second lien senior secured notes. Such new debt arrangements would be structured to further enhance overall corporate liquidity and would better align Connacher's capitalization with the long life characteristics of its refining assets and its crude oil, natural gas and bitumen reserve and resource base and the associated estimated future net revenue of its reserves and resources, as determined by Connacher's qualified independent reserves evaluator. It is anticipated that the second lien senior secured notes would require only payments of interest at a fixed rate until maturity. This would allow the Corporation to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As Connacher's bitumen production and sales from Great Divide increase, Connacher anticipates being increasingly self sufficient in financing its prospective capital expenditure programs. However, to allow Connacher to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

There can be no assurance that Connacher will be able to complete its debt financing arrangements on the general terms and conditions described above, or on terms and conditions acceptable to Connacher, or at all.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction. Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that would be obtainable from Connacher and that would contain detailed information about Connacher and management, as well as financial statements.

Connacher Oil and Gas Limited is a Calgary-based Canadian company primarily engaged in the exploration for, and development, production, refining and marketing of, bitumen, crude oil, natural gas and refined petroleum products. The company's principal assets are its significant bitumen reserves and resources and its 100 percent working interest in approximately 95,000 acres of oil sands leases in the Divide and Halfway Creek regions near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities law including statements regarding the Corporation's exploration and development plans, the proposed restructuring of the Corporation's current debt facilities and, the ability of the Corporation to raise additional debt and equity financing. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "would", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

QUALIFICATION CERTIFICATE
CONNACHER OIL AND GAS LIMITED

To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador

(collectively, the "Securities Commissions")

WHEREAS the Securities Commissions have adopted or accept filings made pursuant to National Instrument 44-101 ("NI 44-101") in accordance with the authority vested in them under their respective securities acts and related investor disclosure legislation (collectively, the "Acts");

AND WHEREAS Connacher Oil and Gas Limited (the "Corporation" or the "issuer") wishes to issue certain of its securities under NI 44-101 and has filed its preliminary short form prospectus dated October 31, 2007, with each of the Securities Commissions;

AND WHEREAS pursuant to NI 44-101, the Corporation must file a Qualification Certificate with each of the Securities Commissions.

NOW THEREFORE, the Corporation certifies that it satisfies the requirements of the basic qualification criteria set out in section 2.2 of NI 44-101 which criteria include:

(a) the issuer is an electronic filer under National Instrument 13-101;

(b) the issuer is a reporting issuer in at least one jurisdiction of Canada;

(c) the issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction

 (i) under applicable securities legislation,
 (ii) pursuant to an order issued by the securities regulatory authority, or
 (iii) pursuant to an undertaking to the securities regulatory authority;

(d) the issuer has, in at least one jurisdiction in which it is a reporting issuer,

 (i) current annual financial statements, and
 (ii) a current AIF;

(e) the issuer's equity securities are listed and posted for trading on a short form eligible exchange and the issuer is not an issuer

 (i) whose operations have ceased, or
 (ii) whose principal asset is cash, cash equivalents, or its exchange listing.

NOW THEREFORE the Corporation also certifies that:

(a) All of the qualification criteria set forth above have been satisfied; and

(b) All of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

All terms not defined in this Qualification Certificate shall have the meanings given to them in NI 44-101.

DATED at Calgary, Alberta, effective this 31st day of October, 2007.

CONNACHER OIL AND GAS LIMITED

By: (Signed) "Richard A. Gusella"
President and Chief Executive Officer

Connacher
OIL AND GAS LIMITED

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE **November 7, 2007**

CONNACHER'S NINE MONTH CASH FLOW GROWS 45 PERCENT IN 2007; GREAT DIVIDE POD ONE PLANT COMMISSIONED, STEAMING AND BITUMEN SALES UNDERWAY; STRONG THIRD QUARTER AND YEAR TO DATE EARNINGS IN 2007

Connacher Oil and Gas Limited (CLL - TSX) announced today that its cash flow from operations before working capital adjustments (cash flow [(1)]) rose 45 percent to $38 million for year to date in 2007 when compared to 2006. This growth in cash flow reflects an expanded operation and strong US refining margins throughout most of the year, although some moderation occurred in the third quarter this year. Earnings were very strong, up 115 percent in the quarter to $15 million ($0.07 per share) and 1,034 percent year to date to $42 million ($0.21 per share), buoyed by the impact of the strong Canadian dollar on the company's US dollar denominated indebtedness. A strong capital spending program of $267 million was primarily related to completion of the Great Divide Pod One facilities and wells at Connacher's oil sands operations in Alberta.

Connacher's achievements during the third quarter of 2007 were considerable. On August 10, 2007 we completed the construction of our Great Divide Pod One oil sands project in northeastern Alberta. This was accomplished on time within the 300 day period allotted to the construction phase. Thereafter, we completed a month of commissioning of the plant and as scheduled, on September 16, 2007 we commenced steaming of all fifteen well pairs which had been drilled during the construction period. This included both the horizontal injector and producer wells which comprise the well pairs. By mid-October 2007 we were able to report that the steaming was proceeding effectively and that we had completed our first sale of diluted bitumen ("dilbit") production arising from our steam circulation program. Volumes were at prevailing market prices to Alberta markets and to our refinery in Montana. This will enable us to effectively assay the bitumen which will assist our marketing efforts as our production is ramped up to plant capacity of 10,000 bbl/d during 2008.

HIGHLIGHTS

- Pod One plant and facilities completed on time
- Commissioning completed on September 16, 2007; steaming starts
- First bitumen from Pod One produced and sold
- Year to date 2007 record cash flow from operations before working capital changes (1)
- Record earnings
- Bought-deal flow-through share financing underway
- Existing debt to be refinanced, new debt capital being raised for Algar (the company's second10,000 bbl/d oil sands project).

Summary Results

	Three months ended September 30			Nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
FINANCIAL ($000 except per share amounts)						
Revenues, net of royalties	101,991	103,108	(1)	261,180	167,984	55
Cash flow from operations (1)	10,025	14,957	(33)	37,882	26,184	45
Per share, basic (1)	0.05	0.08	(38)	0.19	0.15	27
Per share, diluted (1)	0.05	0.08	(38)	0.19	0.14	36

Net earnings (loss) for the period	14,589	6,771	115	41,801	3,686	1,034
Per share, basic and diluted	0.07	0.03	133	0.21	0.02	950
Capital expenditures and acquisitions	64,006	41,449	54	267,110	376,564	(29)
Cash on hand				754	14,450	(95)
Working capital (deficit)				(19,853)	(39,942)	(50)
Long term debt				260,606	-	N/A
Shareholders' equity				428,764	378,730	13
Total assets				826,418	527,028	57
OPERATING						
PNG daily production / sales volumes						
Crude oil - bbl/d	781	1,084	(28)	805	926	(13)
Natural gas - mcf/d	9,413	13,028	(28)	9,364	10,198	(8)
Barrels of oil equivalent - boe/d (2)	2,350	3,256	(28)	2,366	2,626	(10)
PNG product pricing						
Crude oil - $/bbl	55.98	62.53	(10)	51.57	56.83	(9)
Natural gas - $/mcf	4.70	5.33	(12)	6.49	5.58	16
Barrels of oil equivalent - $/boe (2)	37.43	42.16	(11)	43.22	41.70	4
Refining Throughput						
Crude charged (bbl/d)	9,460	9,613	(2)	9,443	8,239	15
Refinery utilization (%)	100%	101%	(1)	99%	92%	8
Margins (%)	14.7%	14.4%	2	18.2%	12.0%	52
Common shares outstanding (000)						
Weighted average						
Basic	199,167	193,587	3	198,539	179,948	10
Diluted	221,554	200,572	10	210,580	187,135	13
End of period						
Issued				199,447	197,878	1
Fully diluted				236,831	213,491	11

(1) Cash flow from operations before working capital changes ("cash flow from operations") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations is reconciled with net earnings on the Consolidated Statements of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

LETTER TO SHAREHOLDERS

Connacher continued its record of accomplishment during the third quarter of 2007. As indicated in the lead in to this report, on August 10, 2007 we completed construction of our Great Divide Pod One facilities, including the drilling and completion of our 15 horizontal well pairs (one injector, one producer) and related infrastructure. Following a month of commissioning activity, on September 16, 2007 we commenced the steaming of our well pairs to prepare to heat up the area of influence in the reservoir so that following a scheduled period of 90 days, we could commence regular production, with a view to ramping up our bitumen production to capacity levels of 10,000 bbl/d, which is anticipated to occur in 2008. On October 22, 2007 we were able to announce our first sale of dilbit to our Montana refinery. Processing our dilbit will assist us in future marketing of our bitumen and we are securing naphtha from our refinery for diluent purposes. Our integrated strategy is working.

During the fourth quarter of 2007 we will continue to inject steam into both our horizontal injector and horizontal producer wellbores in order to create an effective steam chamber prior to the commencement of regular production, when steam injection into the

producer wellbores will be terminated. We are fortunate to report that the steaming process has thus far gone very well, with excellent distribution of steam in the wellbores as determined by our monitoring procedures. This also reflects the excellent quality of reservoir we have in Pod One. In the interim, as we conduct our circulation procedures in the producing wellbores, we are recovering approximately 300-350 bbl/d of bitumen. It is this bitumen which we are now selling into the market place.

We now anticipate we will truck our bitumen to market as we have determined "putting wheels under our barrels" will likely provide Connacher with the best available pricing and netback in the short-term. In the mid-term and longer term, as volumes increase, we will require a pipeline and we have this project in hand. We will continue to be self-sufficient in our diluent supply by relying on our Montana refinery until well into 2008 by swapping out naphtha for other diluent sources in Edmonton. Again we can achieve some efficiency in our cost structure by backhauling diluent when we decide to move bitumen or dilbit to Montana. We will likely sell our production at other more proximate terminals as the volumes ramp up in early 2008.

Our Great Divide Pod One facility and project are a considerable accomplishment for a company our size. We have a well-built, efficient plant with a small footprint from an environmental perspective. We intend to recycle the water utilized in the production of steam and expect to have in excess of a 95 percent recycle ratio. It should be noted the water we are using is from an underground aquifer that is non-potable. In other words, it cannot be used for agriculture or consumption by human beings or animals. We have hired 38 full-time employees who can run the plant in the field on a 24/7, 365 day basis with continuous steam injection and production. Of course, we have our natural gas consumption substantially hedged by the fact we also produce similar volumes of natural gas from our Marten Creek area. Our involvement in the downstream business through our Montana refinery keeps us fully in the value chain and allows our company to achieve higher effective netbacks as a consequence, thereby hedging the heavy oil market differential to WTI.

Subsequent to the reporting period, the Government of Alberta announced revisions to the royalty program for oil sands production. The Government did not grandfather existing oil sands operations and introduced a price sensitive sliding scale royalty for bitumen production which, at all price levels for West Texas Intermediate ("WTI") above US$55.00 per barrel, results in higher royalties for bitumen production than under the present regime, whether before or after payout. While we would have preferred to see the existing regime stay in place, given that this was the basis for our original capital investment decisions, the emergence of much higher prices for crude oil appears to be the driving force for the change. Our conclusion is that Connacher is better off under the proposed regime than it would have been under the recommendations of the Royalty Review Panel, at least in the pre-payout period. Furthermore, with the rapid increase in crude oil prices, and assuming the differentials remain reasonably stable for bitumen, our ultimate netbacks after royalties and operating costs would be sufficient to generate a respectable and competitive rate of return for our oil sands business. Furthermore the new policy will not impair our decision to proceed with continuing evaluation of our oil sands acreage or with our Algar ("Pod Two") project. As indicated previously, but for other reasons, we have decided to defer our plans to build a pipeline connecting our Pod One production to markets until volumes are increased, as trucking provides a better alternative for economic returns at this time.

We do note that the Government of Alberta intends to retain the ring fence concept, which will be more clearly defined. We heartily endorse this approach to assist companies that have longer-term reinvestment intentions. We also note there is a plan to conduct a bitumen valuation exercise, which we also welcome and in which process we intend to participate, if only to ensure there is not a perverse application of market-driven royalty rates to bitumen production during periods of high differentials due to market factors, which could result in improperly high royalties at a time of lower actual netbacks. Connacher continues to believe reliance on market-driven forces is a more realistic method of determining fair value rather than values assigned by administrative fiat.

Our application to construct our second 10,000 bbl/d plant at Algar is proceeding through the regulatory and stakeholder consultative process. We have received our list of supplemental information requests form the EUB and our technical staff is addressing the issues as raised. We continue to dialogue with stakeholders in the region, including indigenous peoples and trappers active in the area. We are proceeding with the confirmation of our engineering procurement and design firm and have started the process of costing, introducing new innovations, evaluating our field site and preparing to pre-order key long-term lead items.

This winter we will conduct an active core hole drilling program on our main lease block, over which we now have full 3D seismic coverage. This has helped us high grade our core hole program to focus on seismically-defined features which appear to be amenable to developing into new accumulations or pods for future development, independently or as satellites to our established plants in the longer run. Contrary to popular opinion, despite the fact our regions are underlain by oil-bearing sands, there is exploratory risk in identifying accumulations with the requisite characteristics in achieving potential exploitation or "pod" status. Our 3D seismic is among the most expensive in the world and not every lead turns into a project. We anticipate drilling approximately 120 core holes in the winter drilling season of 2008, almost doubling our core hole inventory. We hope this will further enhance our already considerable reserves and resources in the region. To finance this program, we have announced a fully underwritten $45 million flow-through common share financing (with a 15 percent green shoe) at a price of $5.00 per share, which is scheduled to close in November 2007. If the green shoe is exercised, total proceeds would be $51.75 million.

At present, Connacher is also investigating alternative new debt financing arrangements, which may include a new first lien secured revolving five year term credit facility and the issuance of long-term second lien senior secured notes. Such new debt arrangements

would be structured to further enhance overall corporate liquidity and would better align Connacher's capitalization with the long life characteristics of its refining assets and its crude oil, natural gas and bitumen reserve and resource base and the associated estimated future net revenue of its reserves and resources, as determined by Connacher's qualified independent reserves evaluator. It is anticipated that the second lien senior secured notes would require only payments of interest at a fixed rate until maturity. This would allow the Corporation to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As Connacher's bitumen production and sales from Great Divide increase, Connacher anticipates being increasingly self sufficient in financing its prospective capital expenditure programs. However, to allow Connacher to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

There can be no assurance that Connacher will be able to complete its debt financing arrangements on the general terms and conditions described above, or on terms and conditions acceptable to Connacher, or at all.

Connacher's three month and year to date operating and financial results for the period ended September 30, 2007 are discussed in greater detail in the MD&A which comprises a significant portion of this report. We would highlight that the company achieved record revenue, cash flow and earnings during the year to date period. Results during the third quarter were satisfactory but below the excellent results of our second quarter as refining margins weakened during the summer months so that even with higher revenues, our net refining margin was lower on a successive basis. Nevertheless we are headed towards record results in 2007 and should start to realize the impact of our growing oil sands production during 2008.

Recently, our Board of Directors authorized a firm and contingent capital plan for 2008 of $373 million, including $271 million for the oil sands (Algar, seismic and core holes and other); $40 million for conventional western Canada drilling and facilities, including tieing in 1,000 boe/d of new already-tested volumes in the Marten Creek region; together with capitalized and contingent items.

We recently relocated our head office to Suite 900, 332 6 Avenue SW, Calgary, Alberta T2P 0B2. The move was required to accommodate our growing staff as we continue to expand our operations. Our related company, Petrolifera Petroleum Limited, also relocated to the same building. We continue to be engaged in and supportive of Petrolifera's business affairs and are excited about the growth potential in the value of our shareholding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is dated as of November 7, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and nine months ended September 30, 2007 and 2006 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2006 and 2005 as contained in the company's 2006 annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Additional information relating to Connacher, including Connacher's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

Information in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing, estimates of reserves, resources and future net revenues, future exploration and development plans. The proposed financing initiatives of the company, the implementation of the new royalty regime by the Government of Alberta and the company's potential indirect exposure to the short-term asset backed commercial paper security investments in Canada through its investment in Petrolifera Petroleum Limited. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2006, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuations, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement. The forward-looking information included in this MD&A is made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

PETROLEUM AND NATURAL GAS ("PNG") PRODUCTION, PRICING AND REVENUE

	Three months ended September 30			Nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
Daily production / sales volumes						
Crude oil – bbl/d	781	1,084	(28)	805	926	(13)
Natural gas – mcf/d	9,413	13,028	(28)	9,364	10,198	(8)
Combined – boe/d	2,350	3,256	(28)	2,366	2,626	(10)
Product pricing ($)						
Crude oil – per bbl	55.98	62.53	(10)	51.57	56.83	(9)
Natural gas – per mcf	4.70	5.33	(12)	6.49	5.58	16
Combined – per boe	37.43	42.16	(11)	43.22	41.70	4
Revenue ($000)						
PNG revenue – gross	8,094	12,325	(34)	27,911	29,892	(7)
Royalties	(1,368)	(3,134)	(56)	(4,565)	(7,317)	(38)
PNG revenue – net	6,726	9,191	(27)	23,346	22,575	3

In the third quarter of 2007, gross PNG revenues were $8.1 million, a 34 percent decrease from the comparable period of 2006 due mostly to lower production volumes resulting from production declines and the sale of non-core properties at the end of 2006. Additionally, product prices were 11 percent less in the quarter on a per boe basis. The company's sales prices were negatively impacted by the strengthening Canadian dollar and decreases in natural gas market prices.

In the first quarter of 2007, the company entered into a "costless collar" contract with a third party to sell approximately one half of its of natural gas production. Mitigating some downside natural gas pricing risk, the company will receive a minimum of US $7.00 per mmbtu and a maximum of US $9.50 per mmbtu on a notional quantity of 5,000 mmbtu/day of natural gas sold between April 1, 2007 and October 31, 2007. This transaction was not meant to speculate on future natural gas prices, but rather to protect the downside risk to the company's cash flow and the lending value of its reserves-based line of credit, which is considered important during a period of

rapid growth with significant capital expenditures. Approximately $400,000 in cash has been realized on the collar through the third quarter and as at September 30, 2007 the fair value of this collar was an asset of $100,000. This amount has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

ROYALTIES ON PNG SALES

For the three months ended September 30 ($000 except per boe)	2007		2006	
	Total	Per boe	Total	Per boe
Royalties	$1,368	$6.32	$3,134	$10.72
As a percentage of PNG revenue	16.9%		25.4%	

For the nine months ended September 30 ($000 except per boe)	2007		2006	
	Total	Per boe	Total	Per boe
Royalties	$4,565	$7.07	$7,317	$10.21
As a percentage of PNG revenue	16.4%		24.6%	

Royalties represent charges against production or revenue by governments and landowners. Royalties in the third quarter of 2007 were $1.4 million ($6.32 per boe, or 16.9 percent of petroleum and natural gas revenue) compared to $3.1 million in 2006 ($10.72 per boe, or 25.4 percent of petroleum and natural gas revenue). The decrease, which was substantially non-recurring, occurred primarily due to gas cost allowance credits received relating to prior year royalties and lower prices and production volumes in 2007. From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

On October 25, 2007, the Government of Alberta unveiled a new royalty regime. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing oil sands projects and conventional oil and gas activities. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. The impact of the proposed new royalty regime on the company will be dependent on, among other things, commodity prices, bitumen valuation (which has yet to be developed), specified allowed costs that are recoverable in the pre-payout period for oil sands projects and production volumes.

PNG OPERATING EXPENSES AND NETBACKS

PNG Netbacks (1)						
For the three months ended September 30	2007		2006		% Change	
($000 except per boe)	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,350		3,256			
Gross PNG revenue	$8,094	$37.43	12,325	$41.14	(34)	(9)
Royalties	(1,368)	(6.32)	(3,134)	(10.72)	(56)	(41)
Net PNG revenue	6,726	31.11	9,191	30.42	(27)	2
Operating costs	(1,946)	(9.00)	(2,393)	(7.99)	(19)	13
PNG netback	$4,780	$22.11	$6,798	$22.43	(30)	(1)

For the nine months ended September 30	2007		2006		% Change	
($000 except per boe)	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,366		2,626			
Gross PNG revenue	$27,911	$43.22	$29,892	$41.70	(7)	4
Royalties	(4,565)	(7.07)	(7,317)	(10.21)	(38)	(31)
Net PNG revenue	23,346	36.15	22,575	31.49	3	15
Operating costs	(6,538)	(10.12)	(5,693)	(7.94)	15	27
PNG netback	$16,808	$26.03	$16,882	$23.55	0	11

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and

widely used supplemental measure that provides management with performance measures and provides shareholders and investors with a measurement of the company's efficiency and its ability to fund future growth through capital expenditures. Operating netbacks are reconciled to net earnings below.

In the third quarter of 2007 operating costs of $1.9 million were 19 percent lower than in the same prior period, and on a per unit basis, increased by 13 percent to $9.00 per boe reflecting the higher cost environment in 2007 in addition to more well workovers completed and higher power costs. Additionally, unit costs increased as a result of fixed operating costs considered in relation to lower production volumes in 2007. However, higher product prices and lower royalties resulted in higher per unit operating netbacks in 2007 on a year-to-date basis.

Reconciliation of PNG Netback to Net Earnings (1)

	Three months ended September 30		Nine months ended September 30			
	2007		2007		2006	
($000, except per unit amounts)	Total	Per boe	Total	Per boe	Total	Per boe
PNG netback as above	$4,780	$22.11	$16,808	$26.03	$16,882	$23.55
Interest income	172	0.80	517	0.80	690	0.96
Refining margin – net	13,986	64.69	43,107	66.74	17,373	24.23
General and administrative	(1,584)	(7.33)	(6,832)	(10.58)	(2,780)	(3.88)
Stock-based compensation	(1,383)	(6.40)	(4,437)	(6.87)	(6,334)	(8.84)
Finance charges	(2,545)	(11.77)	(4,255)	(6.59)	(4,231)	(5.90)
Foreign exchange (loss) gain	13,267	61.36	29,455	45.60	(201)	(0.28)
Depletion, depreciation and amortization	(7,682)	(35.53)	(22,403)	(34.68)	(22,808)	(31.81)
Income taxes	(5,449)	(25.20)	(18,196)	(28.17)	(2,047)	(2.86)
Equity interest in Petrolifera earnings and dilution gain	1,027	4.75	8,037	12.44	7,142	9.96
Net earnings (loss)	14,589	67.48	$41,801	$64.72	$3,686	$5.13

(1) Certain income and expense items included in this reconciliation relate to non-PNG business and, therefore, affect the consolidated net earnings (loss) per boe calculations.

PNG Operating Netbacks by Product

For the three months ended September 30, 2007	Crude oil		Natural gas	
($000, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	781 bbl/d		9,413 mcf/d	
Revenue	$4,022	$55.98	$4,072	$4.70
Royalties	(919)	(12.80)	(449)	(0.52)
Operating costs	(967)	(13.46)	(979)	(1.13)
PNG Netback	$2,136	$29.72	$2,644	$3.05

For the three months ended September 30, 2006	Crude oil		Natural gas	
($000s, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	1,084 bbl/d		13,028 mcf/d	
Revenue	$6,095	$62.53	$6,230	$5.33
Royalties	(1,806)	(18.10)	(1,328)	(1.11)
Operating costs	(659)	(6.61)	(1,734)	(1.45)
PNG Netback	$3,630	$37.82	$3,168	$2.77

For the nine months ended September 30, 2007	Crude oil		Natural gas	
($000, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	805 bbl/d		9,364 mcf/d	
Revenue	$11,330	$51.57	$16,581	$6.49
Royalties	(2,721)	(12.38)	(1,844)	(0.72)

Operating costs	(2,654)	(12.08)	(3,884)	(1.52)
PNG Netback	$5,955	$27.11	$10,853	$4.25

For the nine months ended September 30, 2006	Crude oil		Natural gas	
($000, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	926 bbl/d		10,198 mcf/d	
Revenue	$14,369	$56.83	$15,523	$5.58
Royalties	(3,517)	(13.90)	(3,800)	(1.36)
Operating costs	(2,008)	(7.95)	(3,685)	(1.32)
PNG Netback	$8,844	$34.98	$8,038	$2.90

REFINING REVENUES AND MARGINS

The quarterly operating results of the Montana refinery are summarized below.

Refining Operations and Sales

The Montana refinery is subject to a number of seasonal factors which may cause sales to vary throughout the year. The refinery's primary asphalt market is paving for road construction which is predominantly a summer demand. Consequently, prices and volumes for our asphalt trend to be higher in the summer and lower in the colder seasons. During the winter most of the refinery's asphalt production is stored in tankage for sale in the subsequent summer. Seasonal factors also affect gasoline (higher demand in the summer months) and distillate and diesel (higher winter demand). As a result, inventory levels, sales volumes and prices can be expected to fluctuate on a seasonal basis.

The Montana refinery maintained strong performance throughout the third quarter 2007 despite pressure on margins experienced by the refinery industry. Refining sales revenues in the quarter were $95 million up from $85 million reported in the second quarter of 2007 and up from $94 million reported in the third quarter of 2006. These revenues have been influenced by increased domestic (US) prices, which were offset by a strengthening Canadian dollar.

Crude oil and operating costs were up slightly year over year, rising to $81 million in the third quarter of 2007 compared to $80 million in the same quarter of 2006. Costs are up 21% over the second quarter of 2007 due primarily to rising crude oil costs. Refining margins during the quarter were $14 million, an increase from $13.5 million in third quarter 2006 due to increased sales volumes, and a decrease from $18 million in the second quarter 2007 due to rising crude oil costs which have an industry-wide adverse impact on refining margins.

Year to date total refining revenues, operating costs and margins are not directly comparable with the 2006 year to date period because the 2006 results represent only six months of operations since the refinery assets were acquired on March 31, 2006.

In the first nine months of 2007, the refinery ran at 99% of capacity and there was no downtime. The ultralow sulphur diesel project is on track for completion by end of year 2008. The project has been awarded and site preparation and civil work for tank construction is underway. Shop construction of the hydrogen plant is expected to begin in December 2007. The company has also initiated a project to assess a potential expansion of the Montana refinery. The project is currently in the conceptual engineering stage.

	Three months ended September 30		Nine months ended September 30	
Refinery throughput	2007	2006	2007	2006 (5)
Crude charged (bbl/d) (1)	9,460	9,613	9,443	8,239
Refinery production (bbl/d) (2)	10,478	10,392	10,399	8,662
Sales of produced refined products (bbl/d)	12,906	12,220	10,164	9,243
Sales of refined products (bbl/d) (3)	13,447	12,680	10,831	10,032
Refinery utilization (%) (4)	100%	101%	99%	92%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.
(3) Includes refined products purchased for resale.
(4) Represents crude charged divided by total crude capacity of the refinery. Note refining capacity has been increased to 9,500 bbl/d in the fourth quarter of 2006.
(5) From the date of acquisition on March 31, 2006.

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Feedstocks				
Sour crude oil (%)	91%	92%	92%	94%
Other feedstocks and blends (%)	9%	8%	8%	6%
Total	100%	100%	100%	100%
Revenues and Margins				
Refining sales revenue ($000s)	$95,093	$93,752	$237,317	$144,719
Refining - crude oil and operating costs ($000s)	81,107	80,242	194,210	127,346
Refining margin ($000s)	$13,986	$13,510	$43,107	$17,373
Refining margin (%)	14.7%	14.4%	18.2%	12.0%
Sales of Produced Refined Products (Volume %)				
Gasolines (%)	31%	30%	39%	29%
Diesel fuels (%)	12%	15%	18%	15%
Jet fuels (%)	6%	4%	6%	4%
Asphalt (%)	48%	49%	34%	49%
LPG and other (%)	3%	2%	3%	3%
Total	100%	100%	100%	100%
Averages per Barrel of Refined Product Sold				
Refining sales revenue	$76.87	$80.37	$80.26	$78.83
Less: refining - crude oil purchases and operating costs	65.56	68.78	65.68	69.36
Refining margin	$11.31	$11.59	$14.58	$9.47

INTEREST AND OTHER INCOME

In the third quarter of 2007, the company earned interest of $172,000 (third quarter, 2006 - $165,000) on excess funds invested in secure short-term investments. None of the company's excess funds is invested in asset backed commercial paper.

GENERAL AND ADMINISTRATIVE EXPENSES

In the third quarter of 2007, general and administrative ("G&A") expenses were $1.6 million compared to $605,000 in the third quarter of 2006, an increase of 162 percent and on a year to date basis, was $6.8 million compared to $2.8 million (a 142 percent increase), reflecting increased costs associated with the company's significant growth. On a per unit basis, G&A was $7.33 per boe sold during the quarter ($10.58 per boe sold in the year to date), reflecting the project nature of the company's main activity, and is expected to be significantly reduced when bitumen production from Pod One commences. G&A of $2.2 million was capitalized in the first nine months of 2007 (2006 - $815,000), primarily reflecting costs incurred respecting the oil sands development in the pre-production stage.

Non-cash stock-based compensation costs of $2.1 million were recorded in the third quarter of 2007 (September 30, 2006 - $2.4 million). These charges reflect the fair value of all stock options granted and vested in the period. Of this amount, $1.4 million was expensed (2006 - $1.1 million), $100,000 (2006 - $340,000) was charged to refining operating costs, and $600,000 was capitalized (2006 - $900,000). Charges for the reporting periods are lower in 2007 due to either the timing of awards or lower award volumes in 2007.

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges in the third quarter of 2007 of $2.5 million (year to date - $4.3 million) comprise interest paid on funds drawn on the company's lines of credit, interest accrued on the Convertible Debentures and accretion booked on the Convertible Debentures. Finance charges in the third quarter of 2006 of $1.0 million (first nine months of 2006 - $4.2 million) comprise interest on the company's lines of credit, interest on the US $51 million bridge loan then outstanding and the amortization of deferred financing costs related to the US $51 million bridge loan facility placed in 2006. Interest on the oil sands term loan is capitalized during the pre-operating phase.

The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars, the translation of the US$180 million oil sands term loan and the translation of the Montana refinery financial results. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated oil sands term loan.

As a result of the significant strengthening of the Canadian dollar (against the US dollar) in 2007, a significant unrealized foreign exchange gain of $29.5 million has been recorded in the first nine months of 2007 primarily upon translating the US $180 million term loan into Canadian dollars. This gain is expected to be realized upon its repayment, as contemplated with the use of proceeds from a planned new debt financing later in 2007. The actual amount of the foreign exchange gain to be realized will be dependent on the foreign exchange rate in effect at the date of repayment.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

Conventional oil and gas depletion expense is calculated using the unit-of-production method based on total estimated proved reserves. Refining properties and other assets are depreciated over their estimated useful lives. DD&A in the third quarter of 2007 was $7.7 million, a 23 percent decrease from last year due to decreased production volumes and increased proved conventional reserves. On a year to date basis, DD&A was unchanged compared to the same 2006 period. Conventional oil and gas depletion equates to $26.60 per boe of production on a year-to-date basis compared to $28.00 per boe last year. Depletion of Pod One's oil sands capital costs will commence when that project attains commercial production.

Capital costs of $374.6 million (September 30, 2006 – $94 million) related to the Great Divide oil sands project, which is in the pre-production stage, and undeveloped land acquisition costs of $18.7 million (2006 – $12.7 million) were excluded from the depletion calculation, while future development costs of $15.4 million (2006 - $1.6 million) for proved undeveloped reserves were included in the depletion calculation.

When the first oil sands development project achieves commercial production, depletion of its accumulated capital costs will commence. This will increase the total depletion expense to be reported in the future. However, given the significance of the proved reserves to be added, relative to its accumulated capital costs, depletion expense on a per-boe basis is expected to be substantially reduced.

Included in DD&A is an accretion charge of $659,000 (September 30, 2006 - $212,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $13.1 million to the estimated total undiscounted liability of $41.7 million over the remaining economic life of the company's oil and gas properties.

INCOME TAXES

The income tax provision of $18.2 million in the first nine months of 2007 includes a current income tax provision of $13.3 million, principally related to US refinery operations and a future income tax provision of $4.9 million relating to both Canadian and US operations.

At September 30, 2007 the company had approximately $37.0 million of non-capital losses which expire over time to 2027, $451.3 million of deductible resource pools and $18 million of deductible financing costs.

EQUITY INTEREST IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA") AND DILUTION GAIN

Connacher accounts for its 26 percent equity investment in Petrolifera on the equity method basis of accounting. Connacher's equity interest share of Petrolifera's earnings in the first nine months of 2007 was $6.1 million (September 30, 2006 - $7.1 million).

In April 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company increased its equity interest. As other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms, the company's interest decreased to 26 percent, resulting in a dilution gain of $1.9 million.

NET EARNINGS

In the first nine months of 2007, the company reported earnings of $41.8 million ($0.21 per basic and diluted share outstanding) compared to earnings of $3.7 million or $0.02 per basic and diluted share for the first nine months of 2006. In 2007, the refinery contributed significantly to these results, as did the recorded unrealized foreign exchange gains.

SECURITIES OUTSTANDING

For the first nine months of 2007, the weighted average number of common shares outstanding was 198,539,469 (2006 – 179,947,783) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 210,580,963 (2006 – 187,135,100).

As at November 6, 2007, the company had the following securities issued and outstanding:

- 199,446,923 common shares;
- 17,305,555 share purchase options;
- 217,950 share units ("SUs") under the share award plan; and
- 20,010,000 common shares issuable upon conversion of the $100,050,000 convertible debentures

Details of the exercise provisions and terms of the outstanding options, SUs and convertible debentures are noted in the consolidated financial statements, included in this interim report.

LIQUIDITY AND CAPITAL RESOURCES

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5.00 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Proceeds of the financing were utilized as follows:

	As stated at the time of financing	As actually applied
($000s)		
Gross proceeds	$100,050	$100,050
Underwriters' commissions and issue costs	3,252	4,040
Net proceeds	$96,798	$96,010

The net proceeds were used to fund the company's ongoing capital expenditure program in respect of the development of its oil sands projects, its conventional capital program, for operating expenses, and to repay $52.5 million of the company's conventional oil and gas operating line of credit, which had been drawn to temporarily fund some of the aforementioned capital and operating expenditures. In the second quarter of 2007, the company also renewed its revolving conventional oil and gas operating line of credit for one year for a limit of $50 million.

At September 30, 2007, the company had a working capital deficiency of $19.9 million, including $754,000 of cash. This deficiency is covered by funds available on the company's credit facilities.

In the first nine months of 2007, cash flow from operations was $37.9 million ($0.19 per basic and diluted share), 45 percent higher than the $26.2 million reported ($0.15 per basic and $0.14 diluted share) for the first nine months of 2006. A significant portion of this was contributed by the refinery.

As the company's oil sands term loan is denominated in US dollars, there is a foreign exchange risk associated with its repayment using Canadian currency. The company's crude oil selling prices are established in relation to US dollar denominated markets and, therefore, provide a partial hedge to this exposure.The company has entered into an interest rate swap to mitigate some of the interest rate volatility associated with the variable interest rate inherent in the oil sands term loan.

The company also entered into a natural gas costless collar to mitigate some downside natural gas pricing risk and, therefore, protect the risk of reduced cash flow from operations and the risk of reductions to the lending value of its conventional banking facilities, which is considered particularly important in a time of rapid growth with significant capital expenditure. This costless collar expired October 31, 2007.

In late October 2007 the company announced that it entered into a "bought deal" financing agreement with a syndicate of underwriters to issue nine million common shares at $5.00 per share on a "flow-through" basis and use the proceeds ($45 million) to drill exploratory "core holes" and shoot seismic to assist in the delineation of additional oil sands reserves and resources and renounce to the subscribing investors the income tax benefits of such expenditures before December 31, 2007. The company has until December

31, 2008 to incur these expenditures. The underwriters have an option to purchase an additional 15 percent ("green shoe"). If the green shoe is filled, gross proceeds would be $51.75 million. This financing is expected to close on November 16, 2007.

In early November 2007 the company announced that it is working with a syndicate of bankers to raise, on a "best efforts" basis, a five-year first lien secured term revolving credit facility and to issue long-term second lien senior secured notes.

Such new debt arrangements would be structured to further enhance overall corporate liquidity and would better align Connacher's capitalization with the long life characteristics of its refining assets and its crude oil, natural gas and bitumen reserve and resource base and the associated estimated future net revenue of its reserves and resources, as determined by Connacher's qualified independent reserves evaluator. Connacher anticipates that the second lien senior secured notes would require only payments of interest at a fixed rate until maturity. This would allow the company to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As Connacher's bitumen production and sales from Great Divide increase, Connacher anticipates being increasingly self-sufficient in financing its prospective capital expenditure programs. However, to allow Connacher to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

There can be no assurance that the company will be able to complete the proposed debt financing arrangements as described above, or on terms and conditions acceptable to the company or at all.

The company's only financial instruments are cash, accounts receivable and payable, bank debt, the interest rate swap and the natural gas costless collar. The company maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
($000s)				
Net earnings	$14,589	$6,771	$41,801	$3,686
Items not involving cash:				
Depletion, depreciation and accretion	7,682	9,917	22,403	22,808
Stock-based compensation	1,493	1,478	4,772	6,672
Financing charges	810	(398)	1,134	1,910
Future employee benefits	107	128	359	253
Future income tax provision (recovery)	(362)	1,414	4,905	(2,159)
Foreign exchange (gain) loss	(13,267)	163	(29,455)	201
Lease inducement amortization	-	(15)	-	(45)
Dilution (gain) loss	-	49	(1,896)	(3)
Equity interest in Petrolifera earnings	(1,027)	(4,550)	(6,141)	(7,139)
Cash flow from operations before working capital changes	$10,025	$14,957	$37,882	$26,184

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and above.

Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boe) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

Capital expenditures totaled $64.0 million in the third quarter of 2007 and $267.1 million year-to-date (third quarter 2006 - $41.4 million; first nine months of 2006 - $376.6 million). A breakdown of these expenditures follows:

($000)	Nine months ended September 30 2007	2006
Acquisition of Luke Energy Ltd.	$-	$204,643
Acquisition of the Montana refinery assets	-	66,333
Property acquisitions	13,904	7,216
Oil sands expenditures	217,590	83,562
Conventional oil and gas expenditures	25,852	13,862
Refinery expenditures	9,764	948
	$267,110	$376,564

Oil sands expenditures include exploratory core hole drilling, seismic, lease acquisition on Pods One through Six and costs incurred for the development of Pod One. In the first nine months of 2007, 75 exploratory core holes were drilled. In the first nine months of 2006, 20 exploratory core holes were drilled.

Conventional oil and gas expenditures include costs of drilling, completing, equipping and working over conventional oil and gas wells as well as undeveloped land acquisition and seismic expenditures. In 2007, 19 (18 net) conventional oil and gas wells were drilled, resulting in eight cased gas wells; one suspended gas well, two suspended oil wells (being evaluated); and eight (seven net) abandoned wells.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average of over 90 percent working interest in its PNG properties and 100% interest in its oil sands properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in approximately 95,000 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 1,586 acre tract ("Pod One") on which approximately $300 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir and to complete facilities related to Pod One, the company's first 10,000 bbl/d SAGD project.

In September 2007 the Pod One facility was commissioned and the company commenced a 90-day plan to inject steam into each of the 15 horizontal well pairs to apply heat to the reservoir prior to placing the wells on production. To date, this operation is proceeding according to schedule and some incidental bitumen is being produced. This is affording the company the opportunity to assay test the quality of the bitumen and test its refining capabilities at its refinery in Montana in advance of committing to the sale of larger volumes, as planned.

In June 2007 the company filed its application to regulators for permission to complete a second 10,000 bbl/d oil sands project (Algar) on its Great Divide property. Management plans to focus its attention on developing the Algar facility as soon as it receives regulatory approval.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included herein to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews its estimates and assumptions regularly. The emergence of new information and changed circumstances may result in changes to estimates and assumptions which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various regulatory rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of probable reserves, which are less certain to be recovered than proved reserves, NI 51-101

states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The company's oil and gas reserve estimates are made by independent reservoir engineers using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, legislation, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities."

Full Cost Accounting for Oil and Gas Activities

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs is depleted using the unit-of-production method based on estimated proved oil and gas reserves.

NEW SIGNIFICANT ACCOUNTING POLICIES

The company has assessed new and revised accounting pronouncements that have been issued.

In 2007 the company has adopted, as necessary, the Canadian Institute of Chartered Accountants ("CICA") Sections 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely the Consolidated Statement of Other Comprehensive Income, has been introduced which identifies certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured at fair values.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

CONVERTIBLE DEBENTURES

The convertible debentures have been recorded as a compound financial instrument in accordance with Section 3861 of the CICA Handbook. The fair value of the liability component has been determined at the date of issue based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

SHARE AWARD PLAN

Obligations for payments in cash or common shares under the company's share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas and refining businesses. Furthermore, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in foreign jurisdictions, the value of Connacher's investment is subject to political, economic and other uncertainties relating to Petrolifera's activities, including currency fluctuations, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

For the Montana refinery, certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. The refinery's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

The refinery's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, the refinery is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, Connacher has issued parental guarantees and indemnifications on behalf of the refinery. This is considered to be in the normal course of business.

The company will require a significant amount of natural gas in order to generate steam for the SAGD process used at Great Divide. The company is exposed to the risk of changes in the price of natural gas, which could increase operating costs of the Great Divide project. It is anticipated this risk will be substantially mitigated by the production and sale of natural gas from the company's gas properties at Marten Creek acquired with the purchase of Luke Energy Ltd.

Additionally, the company is exposed to exchange rate fluctuations since oil prices and its long term debt are denominated in US dollars, while the majority of its operating and capital costs are denominated in Canadian dollars. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated term debt.

Bitumen is generally less marketable than light or medium crude oil, and prices received for bitumen are generally lower than those for crude oil. The company is therefore exposed to the price differential between crude oil and bitumen; fluctuations in this differential could have a material impact on the company's profitability. The purchase of the Montana refinery was meant to help mitigate this risk exposure.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of oil and gas exploration, development and production activities. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects. Occasionally, the company utilizes forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management regularly reviews the need to utilize such financing techniques. Long-life

reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects.

Connacher accounts for its 26 percent investment in Petrolifera using the equity method basis of accounting. Accordingly, Connacher's financial results include its 26 percent interest in Petrolifera's earnings or losses. On August 20, 2007, Petrolifera advised the company and other shareholders and market participants of its exposure to short-term asset-backed security investments in Canada. As at July 31, 2007, Petrolifera had approximately $37.7 million of its total cash and cash equivalents invested in notes issued by two separate trusts in the asset-backed security markets. During August 2007 these investments became due and payable and were not repaid. There is no assurance as to the outcome of the crisis in the asset-backed commercial paper market and whether Petrolifera will be able to recover all or some portion of its investment therein. At September 30, 2007, Petrolifera has booked a fair valuation provision in respect of this. To the extent that Petrolifera is unsuccessful in its efforts to recover its investment in full, Petrolifera on a book basis may suffer a loss and Connacher will be required to account for its proportion of such loss in accordance with its accounting policies. In addition, any resultant decrease in the market value of Petrolifera will adversely affect the value of the company's investment in Petrolifera.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the company is accumulated, recorded, processed, summarized and reported to the company's management as appropriate to allow timely decisions regarding required disclosure. The company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this MD&A, that the company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the company, including its consolidated subsidiaries, is communicated to them as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the company is responsible for designing adequate internal controls over the company's financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the company's systems of internal control over financial reporting that would materially affect, or is reasonably likely to materially affect, the company's internal controls over financial reporting.
It should be noted that while the company's Chief Executive Officer and Chief Financial Officer believe that the company's disclosure controls and procedures provide a reasonable level of assurance that they are effective and that the internal controls over financial reporting are adequately designed, they do not expect that the financial disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide oil sands project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. The company is pursuing financing arrangements including the issuance of flow-through common shares, the securing of a five-year term revolving credit facility and the issuance of long-term second lien senior secured notes to further enhance overall corporate liquidity. The company anticipates that the notes would require only payments of interest at a fixed rate until maturity. This would allow the company to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As the company's bitumen production and sales from Great Divide increase, the company anticipates being increasingly self-sufficient in financing its prospective capital expenditure programs. However, to allow the company to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with additional issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

In June 2007, the company submitted an application to the AEUB, and other related regulators and the government departments for approval to proceed with the development of Algar, the company's second oil sands project at Great Divide. Subject to receipt of timely approvals, we believe that field work could be initiated by mid-2008 to build related facilities and infrastructure. We are prepared to proceed once the regulatory approval and stakeholder consultation processes are completed. We estimate the cost to complete this project to be approximately $326 million, excluding capitalized interest, general and administrative and pre-operating costs.

QUARTERLY RESULTS

Fluctuations in results over the previous eight quarters are due principally to variations in oil and gas prices and the acquisitions of Luke Energy and the Montana refinery in 2006, both of which increased revenues substantially. Additionally, operating and general and administrative costs increased due to higher staff levels necessitated by the company's growth. Depletion, depreciation and amortization increased as a result of higher production volumes and additions to capital assets.

	2005	2006				2007		
Three months ended	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30
Financial Highlights ($000 except per share amounts) – Unaudited								
Revenue net of royalties	2,978	3,635	61,239	103,108	76,700	65,923	93,266	101,991
Cash flow from operations before working capital changes	1,238	1,725	9,499	14,957	14,015	10,980	16,876	10,025
Basic, per share [1]	0.01	0.01	0.05	0.08	0.08	0.06	0.09	0.05
Diluted, per share [1]	0.01	0.01	0.05	0.08	0.07	0.05	0.08	0.05
Net earnings (loss)	582	(666)	(2,419)	6,771	3,267	4,984	22,228	14,589
Basic and diluted per share	-	-	(0.01)	0.03	0.02	0.03	0.11	0.07
Capital expenditures	2,241	300,836	34,280	41,449	74,960	109,881	93,223	64,006
Proceeds on disposal of PNG properties	-	-	-	-	10,000	-	-	-
Cash on hand	75,511	-	7,505	14,450	142,391	66,209	25,375	754
Working capital surplus (deficiency)	75,427	(11,061	(42,483	(39,942)	118,626	24,027	36,320	(19,853
Long term debt	-	-	-	-	209,754	207,828	272,559	260,606
Shareholders' equity	129,108	337,584	340,639	378,730	385,398	384,593	417,793	428,764
Operating Highlights								
Daily production / sales volumes								
Natural gas - mcf/d	86	2,600	15,172	13,028	11,291	9,665	9,017	9,413
Crude oil - bbl/d	775	689	1,026	1,084	1,139	905	731	781
Equivalent - boe/d [2]	789	1,122	3,554	3,256	3,256	2,515	2,234	2,350
Product pricing								
Crude oil - $/bbl	41.54	40.93	61.45	62.53	46.65	49.09	49.79	55.98
Natural gas - $/mcf	7.55	6.34	5.66	5.33	6.57	7.76	7.02	4.70
Selected Highlights - $/boe [2]								
Weighted average sales price	41.61	39.83	41.88	42.16	42.15	47.48	44.63	37.43
Royalties	7.76	8.02	10.43	10.72	9.00	11.22	3.23	6.32
Operating costs	8.90	8.24	7.63	7.99	9.27	8.54	13.08	9.00
PNG netback (4)	24.95	23.57	23.82	23.45	23.88	27.72	28.32	22.11
Common Share Information								
Shares outstanding at end of period (000)	139,940	191,257	191,924	197,878	197,894	198,218	198,834	199,447
Basic (000)	136,071	154,152	191,672	193,587	193,884	198,119	198,360	198,539
Diluted (000)	142,507	160,574	198,931	200,572	204,028	200,008	209,088	210,580
Volume traded during quarter (000)	100,246	148,184	80,347	48,849	46,444	55,292	61,162	70,939
Common share price ($)								
High	4.20	6.07	5.05	4.55	4.43	4.13	4.43	4.40
Low	1.09	3.47	3.10	3.09	3.17	3.07	3.07	3.20
Close (end of period)	3.84	4.95	4.30	3.60	3.49	3.86	3.69	4.01

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) PNG netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Netbacks by product type are disclosed in the accompanying MD&A.

CONSOLIDATED BALANCE SHEETS
Connacher Oil and Gas Limited
(Unaudited)

($000)	September 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$754	$19,603
Restricted cash (Note 11 (c))	-	122,788
Accounts receivable	33,297	30,956
Inventories (Note 4)	22,886	24,437
Prepaid expenses	2,602	1,525
Income taxes recoverable	3,089	-
Due from Petrolifera	-	32
	62,628	199,341
Property and equipment	623,101	384,311
Goodwill	103,676	103,676
Deferred costs	2,236	4,005
Investment in Petrolifera	34,777	21,597
	$826,418	$712,930
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$56,024	$57,571
Income taxes payable	-	3,644
Revolving line of credit	26,400	19,500
Due to Petrolifera	57	-
	82,481	80,715
Asset retirement obligations (Note 5)	13,130	7,322
Employee future benefits (Note 11(d))	-	388
Long term debt (Note 7)	260,606	209,754
Future income taxes	41,437	29,353
	397,654	327,532
SHAREHOLDERS' EQUITY		
Share capital, contributed surplus and equity component (Note 8)	391,917	376,500
Accumulated other comprehensive loss (Note 3)	(13,982)	(130)
Retained earnings	50,829	9,028
	428,764	385,398
	$826,418	$712,930

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Connacher Oil and Gas Limited
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
($000, except per share amounts)	2007	2006	2007	2006
REVENUE				
Petroleum and natural gas revenue, net of royalties	$6,726	$9,191	$23,346	$22,575
Refining and marketing sales	95,093	93,752	237,317	144,719
Interest and other income	172	165	517	690
	101,991	103,108	261,180	167,984
EXPENSES				
Petroleum and natural gas operating costs	1,946	2,393	6,538	5,693
Refining – crude oil purchases and operating costs	81,107	80,242	194,210	127,346
General and administrative	1,584	605	6,832	2,780
Stock-based compensation (Note 8)	1,383	1,139	4,437	6,334
Finance charges	2,545	993	4,255	4,231
Foreign exchange loss (gain)	(13,267)	163	(29,455)	201
Depletion, depreciation and accretion	7,682	9,917	22,403	22,808
	82,980	95,452	209,220	169,393
Earnings (loss) before income taxes and other items	19,011	7,656	51,960	(1,409)
Current income tax provision	5,811	3,972	13,291	4,206
Future income tax provision (recovery)	(362)	1,414	4,905	(2,159)
	5,449	5,386	18,196	2,047
Earnings (loss) before other items	13,562	2,270	33,764	(3,456)
Equity interest in Petrolifera earnings	1,027	4,550	6,141	7,139
Dilution gain (loss) (Note 6)	-	(49)	1,896	3
NET EARNINGS	14,589	6,771	41,801	3,686
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	36,240	(1,010)	9,028	2,075
RETAINED EARNINGS, END OF PERIOD	$50,829	$5,761	$50,829	$5,761
EARNINGS PER SHARE (Note 11(a))				
Basic	$0.07	$0.03	$0.21	$0.02
Diluted	$0.07	$0.03	$0.21	$0.02

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Connacher Oil and Gas Limited
Three Months Ended September 30 (Unaudited)

($000)	2007
Net earnings	14,589
Foreign currency translation adjustment	(6,305)
Net comprehensive income	$8,284

Connacher Oil and Gas Limited
Nine Months Ended September 30 (Unaudited)

($000)	2007
Net earnings	41,801
Foreign currency translation adjustment	(13,852)
Net comprehensive income	$27,949

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Connacher Oil and Gas Limited
Three Months Ended September 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(7,677)
Foreign currency translation adjustment	(6,305)
Balance, end of period	$(13,982)

Connacher Oil and Gas Limited
Nine Months Ended September 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(130)
Foreign currency translation adjustment	(13,852)
Balance, end of period	$(13,982)

CONSOLIDATED STATEMENTS OF CASH FLOW
Connacher Oil and Gas Limited
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
($000)	2007	2006	2007	2006
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings	$14,589	$6,771	$41,801	$3,686
Items not involving cash:				
Depletion, depreciation and accretion	7,682	9,917	22,403	22,808
Stock-based compensation (Note 8(a))	1,493	1,478	4,772	6,672
Financing charges - non-cash portion	810	(398)	1,134	1,910
Employee future benefits	107	128	359	253
Future income tax provision (recovery)	(362)	1,414	4,905	(2,159)
Foreign exchange loss (gain)	(13,267)	163	(29,455)	201
Dilution (gain) loss	-	49	(1,896)	(3)
Lease inducement amortization	-	(15)	-	(45)
Equity interest in Petrolifera earnings	(1,027)	(4,550)	(6,141)	(7,139)
Cash flow from operations before non-cash working capital	10,025	14,957	37,882	26,184
Change in non-cash working capital (Note 11(b))	30,885	8,636	(5,256)	(24,335)
Pension funding	(781)	-	(781)	-
Site restoration expenditures	(170)	-	(170)	-
	39,959	23,593	31,675	1,849
FINANCING				
Issue of common shares, net of share issue costs	837	28,270	1,355	123,558
Increase in bank debt	49,255	-	118,456	62,380
Repayment of bank debt	(29,560)	(7,985)	(111,556)	-
Issuance of convertible debenture, net of issue costs	(56)	-	96,010	-
Deferred financing costs	-	548	-	(2,245)
	20,476	20,833	104,265	183,693
INVESTING				
Acquisition and development of oil and gas properties	(63,423)	(41,752)	(260,121)	(105,589)
Decrease in restricted cash	4,485	-	122,788	-
Acquisition of Luke Energy Ltd.	-	(38)	-	(92,677)
Acquisition of refining assets	-	767	-	(61,273)
Exercise of Petrolifera warrants (Note 6)	-	-	(5,143)	-
Acquisition of other assets	-	-	-	(5,185)
Change in non-cash working capital (Note 11(b))	(19,472)	3,603	(4,928)	17,294
	(78,410)	(37,420)	(147,404)	(247,430)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,975)	7,006	(11,464)	(61,888)
Impact of foreign exchange on foreign currency denominated cash balances	(2,160)	(61)	(7,385)	827
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	20,889	7,505	19,603	75,511
CASH AND CASH EQUIVALENTS, END OF PERIOD	$754	$14,450	$754	$14,450
Supplementary information – Note 11				

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs
Connacher Oil and Gas Limited
Period ended September 30, 2007 (Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. Operating in Canada, and in the U.S. through its subsidiary Montana Refining Company, Inc. ("the refinery"), the company is in the business of exploration and development of bitumen in the oil sands of northern Alberta, and exploring, developing, producing, refining and marketing conventional petroleum and natural gas.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as indicated in the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as described below and in Note 3. The disclosures provided below do not conform in all respects to those included with the annual audited Consolidated Financial Statements. The interim consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.

(a) Convertible debentures

The convertible debentures have been classified as long term debt and equity at their fair value at the date of issue. The fair value of the liability component has been determined based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

(b) Share award plan for non-employee directors

Obligations for payments in cash or common shares under the company's share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

3. NEW ACCOUNTING STANDARDS

Effective January 1, 2007 the company adopted CICA Handbook sections 1530, 3251, 3855, 3865 and revised section 3861 relating to Comprehensive Income, Equity, Financial Instruments – Recognition and Measurement, and Hedges, respectively. Under the new standards, additional financial statement disclosure, namely the Consolidated Statement of Comprehensive Income, has been introduced. This statement identifies certain gains and losses, which in the company's case include only foreign currency translation adjustments arising from translation of the company's U.S. refining subsidiary which is considered to be self-sustaining, that are recorded outside the income statement. Additionally, a separate component of equity, Accumulated Other Comprehensive Income ("AOCI"), has been introduced in the consolidated balance sheet to record the continuity of other comprehensive income balances on a cumulative basis.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2006 period end accumulated foreign currency translation adjustment balance of $130,000 has been reclassified to AOCI. In addition, the change in the accumulated foreign currency translation adjustment balance for the nine months ended September 30, 2007 of $13,852,000 is now included in the Statement of Comprehensive Income (Loss) (nine months ended September 30, 2006 – nil). Finally, all financial instruments, including derivatives, are recorded in the company's consolidated balance sheet and measured at their fair values, with the exception of the oil sands term loan which is accounted for under the amortized cost method.

Under section 3855, the company is required to classify its financial instruments into one of five categories. The company has classified all of its financial instruments, with the exception of the oil sands term loan and the convertible debentures, as Held for Trading, which requires measurement on the balance sheet at fair value with any changes in fair value recorded in income. This classification has been chosen due to the nature of the company's financial instruments, which, except for the oil sands term loan and the convertible debentures, are of a short-term nature such that there are no material differences between the carrying values and the fair values of these financial statement components. Transaction costs related to financial instruments classified as Held for Trading are recorded in income in accordance with the new standards.

The US $180 million oil sands term loan and the convertible debentures have been classified as other liabilities (as defined by the accounting standard) and are accounted for on the amortized cost basis.

The adoption of section 3865, "Hedges", has had no effect on the company's consolidated financial statements as the company does not account for its derivative financial instruments as hedges.

Changes during the period in other comprehensive income and AOCI were as follows:

	Three months ended September 30, 2007	Nine months ended September 30, 2007
($000)	Increase/(Decrease)	Increase/(Decrease)
Other comprehensive income	$(6,305)	$(13,852)
Accumulated other comprehensive income (loss)	$(6,305)	$(13,852)

Effective January 1, 2007, the company adopted the revised recommendations of CICA Handbook section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more relevant and reliable financial information. Accounting policy changes must be applied retrospectively unless it is impractical to determine the period or cumulative impact of the change in policy. Additionally, when an entity has not applied a new primary source of GAAP that has been issued but is not yet effective, the entity must disclose that fact along with information relevant to assessing the possible impact that application of the new primary source of GAAP will have on the entity's financial statements in the period of initial application.

As of January 1, 2008, the company will be required to adopt two new CICA Handbook requirements, section 3862, "Financial Instruments - Disclosures" and section 3863, "Financial Instruments - Presentation" which will replace current section 3861. The new standards require disclosure of the significance of financial instruments to an entity's financial statements, the risks associated with the financial instruments and how those risks are managed. The new presentation standard essentially carries forward the current presentation requirements. The company is assessing the impact of these new standards on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

As of January 1, 2008, the company will be required to adopt CICA Handbook section 1535, "Capital Disclosures" which requires entities to disclose their objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements. The company is assessing the impact of this new standard on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

4. INVENTORIES

Inventories consist of the following:

($000)	September 30, 2007	December 31, 2006
Crude oil	$4,321	$3,520
Other raw materials and unfinished products (1)	1,551	1,292
Refined products (2)	13,961	17,440
Process chemicals (3)	1,053	909
Repairs and maintenance supplies and other	2,000	1,276
	$22,886	$24,437

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the beginning and ending aggregate carrying amount of the obligation associated with the company's retirement of its petroleum and natural gas properties and facilities.

($000)	Nine months ended September 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	$7,322	$3,108
Liabilities incurred	5,319	2,384
Liabilities acquired	-	2,109
Liabilities disposed	-	(864)
SIte restoration expenditures	(170)	-
Change in estimated future cash flows	-	237
Accretion expense	659	348
Asset retirement obligations, end of period	$13,130	$7,322

Liabilities incurred in 2007 have been estimated using a discount rate of eight percent to reflect the company's credit-adjusted risk free interest rate given its current capital structure. The company has not recorded an asset retirement obligation for the Montana refinery as it is currently the company's intent to maintain and upgrade the refinery so that it will be operational for the foreseeable future. Consequently, it is not possible at the present time to estimate a date or range of dates for settlement of any asset retirement obligation related to the refinery.

6. RELATED PARTY TRANSACTIONS

In April 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company increased its equity interest. As other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms, the company's interest decreased to 26 percent, resulting in a dilution gain of $1.9 million.

7. LONG TERM DEBT

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part, at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Convertible debenture initially recognized, less issue costs of $2.8 million net of income taxes of $1.2	$80,463
Accretion to September 30, 2007	1,079
	81,542
Oil sands term loan	179,064
	$260,606

During the second quarter of 2007 the company's revolving line of credit, backed by its conventional reserve base, was renewed for $50 million for one year.

8. SHARE CAPITAL, CONTRIBUTED SURPLUS AND EQUITY COMPONENT

Authorized

The authorized share capital comprises the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000)
Share Capital:		
Balance, December 31, 2006	197,894,015	$363,082
Issued upon exercise of options (a)	1,443,933	1,399
Shares issued to directors as compensation (b)	108,975	392
Assigned value of options exercised	-	494
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares (c)		(9,000)
Share issue costs		(44)
Balance, Share Capital, September 30, 2007	199,446,923	$356,323
Contributed Surplus:		
Balance, December 31, 2006		$13,418
Fair value of share options granted		5,847
Assigned value of options exercised		(494)
Balance, Contributed Surplus, September 30, 2007		$18,771
Equity component of convertible debentures, September 30, 2007		$16,823
Total Share Capital, Contributed Surplus and equity component:		
December 31, 2006		$376,500
September 30, 2007		$391,917

(a) Stock options

A summary of the company's outstanding stock options, as at September 30, 2007 and 2006 and changes during those periods is presented below:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	16,212,490	$3.31	8,592,600	$1.49
Granted	3,951,207	3.89	8,002,300	4.91
Exercised	(1,443,933)	0.97	(982,365)	0.70
Expired	(1,563,209)	4.02	-	-
Outstanding, end of period	17,156,555	$3.58	15,612,535	$3.29
Exercisable, end of period	9,227,065	$3.22	5,626,198	$2.47

All stock options have been granted for a period of five years. Options granted under the plan are generally fully exercisable after two or three years and expire five years after the date granted. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at	Weighted Average Exercise Price
$0.20 - $0.99	2,068,302	2.1	$0.72
$1.00 - $1.99	1,646,000	2.7	1.58
$2.00 - $3.99	6,267,720	4.0	3.51
$4.00 - $5.56	7,174,533	3.6	4.92
	17,156,555		3.58

In the first nine months of 2007 a compensatory non-cash expense of $6.5 million (2006 - $9.5 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $4.4 million (2006 - $6.3 million) was expensed, $335,000 (2006 - $338,000) was charged to refining operating costs, and $1.7 million (2006 - $2.8 million) was capitalized to property and equipment.

In the third quarter of 2007 a compensatory non-cash expense of $2.1 million (2006 - $2.4 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $1.4 million (2006 - $1.1 million) was expensed, $100,000 (2006 - $340,000) was charged to refining operating costs and $600,000 (2006 - $900,000) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	**4.6%**	4.1%
Expected option life (years)	**3**	3
Expected volatility	**50%**	49%

The weighted average fair value at the date of grant of all options granted in the first nine months of 2007 was $1.54 per option (2006 - $1.81).

(b) Share award plan for non-employee directors
Shareholders of the company approved a share award incentive plan for non-employee directors at the company's Annual and Special meeting of Shareholders on May 10, 2007. Under the plan, a total of 326,925 share units were awarded to non-employee directors. In June 2007, 108,975 common shares were issued to directors as compensation under the plan. The remaining 217,950 share units vest one-half on January 1, 2008 and one-half on January 1, 2009.

Under the share award plan, share units may be granted to non-employee directors of the company in amounts determined by the Board of Directors on the recommendation of the Governance Committee. Payment under the plan is made by delivering common shares to non-employee directors either through purchases on the TSX or by issuing shares from treasury, subject to certain limitations. The Board of Directors may also elect to pay cash equal to the fair market value of the common shares to be delivered to non-employee directors upon vesting of such share units in lieu of delivering shares.

In the three months ended September 30, 2007, $215,000 (nine months ended September 30, 2007 - $607,000) was charged to stock-based compensation expense in respect of awards granted under the share award plan.

(c) Flow through shares
Effective December 31, 2006, the company renounced $30 million of resource expenditures to flow-through investors. The related tax effect of $9 million of these expenditures was recorded in 2007. The company incurred all of the required expenditures related to these flow-through shares in 2006 and 2007.

9. COMMODITY PRICE RISK MANAGEMENT
During the first quarter of 2007 the company entered into a costless collar arrangement whereby the sales price for 5,000 mmbtu per day of the company's natural gas production was fixed within a range of US$7.00 per mmbtu – US$9.50 per mmbtu. The effective date of the arrangement commenced April 1, 2007 and continues until October 31, 2007. At September 30, 2007 the fair value of this

collar was an asset of $100,000, which has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

10. SEGMENTED INFORMATION

In Canada, the company is in the business of exploring and producing conventional petroleum and natural gas and is engaged in the exploration and development of bitumen in the oil sands of northern Alberta. In the U.S., the company is in the business of refining and marketing petroleum products. The significant aspects of these operating segments are presented below. Included in Canadian administrative assets is the company's carrying value of its investment in Petrolifera.

Three months ended September 30, 2007	Canada	Canada	USA	
($000)	Oil and Gas	Administrative	Refining	Total
Revenues, net of royalties	**$6,726**	**$-**	**$95,093**	**$101,819**
Equity interest in Petrolifera earnings	-	**1,027**	-	**1,027**
Dilution gain	-	-	-	-
Interest and other income	**73**	-	**99**	**172**
Crude oil purchases and operating costs	**1,946**	-	**81,107**	**83,053**
General and administrative	-	**1,584**	-	**1,584**
Stock-based compensation	-	**1,383**	-	**1,383**
Finance charges	-	**2,545**	-	**2,545**
Foreign exchange loss (gain)	**(13,267)**	-	-	**(13,267)**
Depletion, depreciation and accretion	**6,426**	-	**1,256**	**7,682**
Tax provision	**883**	-	**4,566**	**5,449**
Net earnings (loss)	**10,811**	**(4,485)**	**8,263**	**14,589**
Property and equipment, net	**567,117**	**7,139**	**48,845**	**623,101**
Capital expenditures	**55,511**	**4,575**	**3,920**	**64,006**
Total assets	**677,998**	**41,915**	**106,505**	**826,418**
Three months ended September 30, 2006				
Revenues, net of royalties	$9,191	$-	$93,752	$102,943
Equity interest in Petrolifera earnings	-	4,550	-	4,550
Dilution gain (loss)	-	(49)	-	(49)
Interest and other income	18	-	147	165
Crude oil purchases and operating costs	2,393	-	80,242	82,635
General and administrative	-	605	-	605
Stock-based compensation	-	1,139	-	1,139
Finance charges	-	1,970	(977)	993
Foreign exchange loss (gain)	86	104	(27)	163
Depletion, depreciation and accretion	8,652	-	1,265	9,917
Tax provision	266	-	5,120	5,386
Net earnings (loss)	(2,188)	683	8,276	6,771
Property and equipment, net	286,420	456	43,710	330,586
Capital expenditures and acquisitions	40,116	335	998	41,449
Total assets	404,256	17,705	105,067	527,028

Nine months ended September 30, 2007	Canada	Canada	USA	
($000)	Oil and Gas	Administrative	Refining	Total
Revenues, net of royalties	$23,346	$-	$237,317	$260,663
Equity interest in Petrolifera earnings	-	6,141	-	6,141
Dilution gain	-	1,896	-	1,896
Interest and other income	197	-	320	517
Crude oil purchases and operating costs	6,538	-	194,210	200,748
General and administrative	-	6,832	-	6,832
Stock-based compensation	-	4,437	-	4,437
Finance charges	-	4,255	-	4,255
Foreign exchange loss (gain)	(29,455)	-	-	(29,455)
Depletion, depreciation and accretion	18,418	-	3,985	22,403
Tax provision (recovery)	4,302	-	13,894	18,196
Net earnings (loss)	23,740	(7,487)	25,548	41,801
Property and equipment, net	567,117	7,139	48,845	623,101
Capital expenditures and acquisitions	250,946	6,400	9,764	267,110
Total assets	677,998	41,915	106,505	826,418
Nine months ended September 30, 2006				
Revenues, net of royalties	$22,575	$-	$144,719	$167,294
Equity interest in Petrolifera earnings	-	7,139	-	7,139
Dilution gain	-	3	-	3
Interest and other income	431	-	259	690
Crude oil purchases and operating costs	5,693	-	127,346	133,039
General and administrative	-	2,780	-	2,780
Stock-based compensation	-	6,334	-	6,334
Finance charges	-	2,277	1,954	4,231
Foreign exchange loss (gain)	124	104	(27)	201
Depletion, depreciation and accretion	20,689	-	2,119	22,808
Tax provision (recovery)	(2,888)	-	4,935	2,047
Net earnings (loss)	(612)	(4,353)	8,651	3,686
Property and equipment, net	286,420	456	43,710	330,586
Capital expenditures	308,838	445	67,281	376,564
Total assets	404,256	17,705	105,067	527,028

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended September 30	**2007**	2006
(000)		
Weighted average common shares outstanding	**199,167**	193,587
Dilutive effect of stock options and deferred share units	**2,377**	6,985
Dilutive effect of convertible debentures	**20,010**	-
Weighed average common shares outstanding – diluted	**221,554**	200,572

For the nine months ended September 30	**2007**	2006
Weighted average common shares outstanding	**198,539**	179,948
Dilutive effect of stock options and deferred share units	**2,586**	7,187
Dilutive effect of convertible debentures	**9,455**	-
Weighed average common shares outstanding – diluted	**210,580**	187,135

For the three months ended September 30, 2007, $1.4 million (nine months ended September 30, 2007 - $2 million) of interest and accretion expense on the convertible debentures has been added to net income in the numerator of the diluted earnings per share calculation.

(b) Net change in non-cash working capital

For the three months ended September 30	**2007**	2006
($000)		
Accounts receivable	**$10,191**	$(595)
Inventories	**14,289**	9,392
Due from Petrolifera	**16**	248
Prepaid expenses	**(344)**	122
Accounts payable and accrued liabilities	**(13,592)**	3,072
Income taxes payable	**853**	-
Total	**$11,413**	$12,239

Summary of working capital changes:

For the three months ended September 30	**2007**	2006
($000)		
Operations	**$30,885**	$8,636
Investing	**(19,472)**	3,603
	$11,413	$12,239

For the nine months ended September 30	**2007**	2006
($000)		
Accounts receivable	**$(2,341)**	$(29,802)
Due from Petrolifera	**89**	243
Prepaid expenses	**(990)**	(1,134)
Inventories	**1,551**	1,361
Accounts payable and accrued liabilities	**(1,760)**	22,291
Income taxes payable	**(6,733)**	-
Total	**$(10,184)**	$(7,041)

Summary of working capital changes:

For the nine months ended September 30	**2007**	2006
($000)		
Operations	**$(5,256)**	$(24,335)
Investing	**(4,928)**	17,294
	$(10,184)	$(7,041)

(c) Supplementary cash flow information

For the three months ended September 30	**2007**	2006
($000)	**$**	$
Interest paid	**6,478**	931
Income taxes paid	**4,600**	-
Stock-based compensation capitalized	**612**	900

For the nine months ended September 30	**2007**	2006
($000)	**$**	$
Interest paid	**14,271**	2,322
Income taxes paid	**18,325**	-
Stock-based compensation capitalized	**1,680**	2,782

At September 30, 2007 cash of nil (December 31, 2006 - $122.8 million) was restricted for use in paying expenditures for a designated oil sands project under the terms of the company's financing arrangements for its oil sands project.

(d) Defined benefit pension plan

In the first nine months of 2007, $359,000 (2006 - $253,000) has been charged to expense in relation to the refinery's defined benefit pension plan. As at September 30, this plan was fully funded.

12. SUBSEQUENT EVENT

In late October 2007 the company announced that it entered into a "bought deal" financing agreement with a syndicate of underwriters to issue nine million common shares at $5.00 per share on a "flow-through" basis and renounce to the subscribing investors the income tax benefits of expenditures the company has committed to spend. The company has until December 31, 2008 to incur these expenditures. The underwriters have the option to subscribe for an additional 15 percent to fill any over allotment. This financing is expected to close on November 16, 2007.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction. Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration. Any public offering of

securities to be made in the United States would be made by means of a prospectus that would be obtainable from Connacher and that would contain detailed information about Connacher and management, as well as financial statements.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities law including statements regarding the Corporation's exploration and development plans, the proposed restructuring of the Corporation's current debt facilities and, the ability of the Corporation to raise additional debt and equity financing. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "would", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

Q307

IT'S ALL ABOUT THE OILSANDS

Connacher
OIL AND GAS LIMITED

Suite 900, 332 - 6 Avenue SW
Calgary, AB Canada T2P 0B2

T 403.538.6201 F 403.538.6225
inquiries@connacheroil.com
www.connacheroil.com

INTERIM REPORT 2007

Connacher's achievements during the third quarter of 2007 were considerable. On August 10, 2007 we completed the construction of our Great Divide Pod One oil sands project in northeastern Alberta. This was accomplished on time within the 300 day period allotted to the construction phase. Thereafter, we completed a month of commissioning of the plant and as scheduled, on September 16, 2007 we commenced steaming of all fifteen well pairs which had been drilled during the construction period. This included both the horizontal injector and producer wells which comprise the well pairs. By mid-October 2007 we were able to report that the steaming was proceeding effectively and that we had completed our first sale of diluted bitumen ("dilbit") production arising from our steam circulation program. Volumes were at prevailing market prices to Alberta markets and to our refinery in Montana. This will enable us to effectively assay the bitumen which will assist our marketing efforts as our production is ramped up to plant capacity of 10,000 bbl/d during 2008.

HIGHLIGHTS

- Pod One plant and facilities completed on time
- Commissioning completed on September 16, 2007; steaming starts
- First bitumen from Pod One produced and sold
- Year to date 2007 record cash flow from operations before working capital changes [1]
- Record earnings
- Bought-deal flow-through share financing underway
- Existing debt to be refinanced, new debt capital being raised for Algar (the company's second10,000 bbl/d oil sands project)

SUMMARY RESULTS

	Three months ended September 30			Nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
FINANCIAL ($000 except per share amounts)						
Revenues, net of royalties	**101,991**	103,108	(1)	**261,180**	167,984	55
Cash flow from operations [1]	**10,025**	14,957	(33)	**37,882**	26,184	45
Per share, basic [1]	**0.05**	0.08	(38)	**0.19**	0.15	27
Per share, diluted [1]	**0.05**	0.08	(38)	**0.19**	0.14	36
Net earnings (loss) for the period	**14,589**	6,771	115	**41,801**	3,686	1,034
Per share, basic and diluted	**0.07**	0.03	133	**0.21**	0.02	950
Capital expenditures and acquisitions	**64,006**	41,449	54	**267,110**	376,564	(29)
Cash on hand				**754**	14,450	(95)
Working capital (deficit)				**(19,853)**	(39,942)	(5)
Long term debt				**260,606**	-	N/A
Shareholders' equity				**428,764**	378,730	13
Total assets				**826,418**	527,028	57
OPERATING						
PNG daily production / sales volumes						
Crude oil - bbl/d	**781**	1,084	(28)	**805**	926	(13)
Natural gas - mcf/d	**9,413**	13,028	(28)	**9,364**	10,198	(8)
Barrels of oil equivalent - boe/d [2]	**2,350**	3,256	(28)	**2,366**	2,626	(10)
PNG product pricing						
Crude oil - $/bbl	**55.98**	62.53	(10)	**51.57**	56.83	(9)
Natural gas - $/mcf	**4.70**	5.33	(12)	**6.49**	5.58	16
Barrels of oil equivalent - $/boe [2]	**37.43**	42.16	(11)	**43.22**	41.70	4
Refining Throughput						
Crude charged (bbl/d)	**9,460**	9,613	(2)	**9,443**	8,239	15
Refinery utilization (%)	**100%**	101%	(1)	**99%**	92%	8
Margins (%)	**14.7%**	14.4%	2	**18.2%**	12.0%	52
Common shares outstanding (000)						
Weighted average						
Basic	**199,167**	193,587	3	**198,539**	179,948	10
Diluted	**221,554**	200,572	10	**210,580**	187,135	13
End of period						
Issued				**199,447**	197,878	1
Fully diluted				**236,831**	213,491	11

(1) Cash flow from operations before working capital changes ("cash flow from operations") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations is reconciled with net earnings on the Consolidated Statements of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

LETTER TO SHAREHOLDERS

Connacher continued its record of accomplishment during the third quarter of 2007. As indicated in the lead in to this report, on August 10, 2007 we completed construction of our Great Divide Pod One facilities, including the drilling and completion of our 15 horizontal well pairs (one injector, one producer) and related infrastructure. Following a month of commissioning activity, on September 16, 2007 we commenced the steaming of our well pairs to prepare to heat up the area of influence in the reservoir so that following a scheduled period of 90 days, we could commence regular production, with a view to ramping up our bitumen production to capacity levels of 10,000 bbl/d, which is anticipated to occur in 2008. On October 22, 2007 we were able to announce our first sale of dilbit to our Montana refinery. Processing our dilbit will assist us in future marketing of our bitumen and we are securing naphtha from our refinery for diluent purposes. Our integrated strategy is working.

During the fourth quarter of 2007 we will continue to inject steam into both our horizontal injector and horizontal producer wellbores in order to create an effective steam chamber prior to the commencement of regular production, when steam injection into the producer wellbores will be terminated. We are fortunate to report that the steaming process has thus far gone very well, with excellent distribution of steam in the wellbores as determined by our monitoring procedures. This also reflects the excellent quality of reservoir we have in Pod One. In the interim, as we conduct our circulation procedures in the producing wellbores, we are recovering approximately 300-350 bbl/d of bitumen. It is this bitumen which we are now selling into the market place.

We now anticipate we will truck our bitumen to market as we have determined "putting wheels under our barrels" will likely provide Connacher with the best available pricing and netback in the short-term. In the mid-term and longer term, as volumes increase we will require a pipeline and we have this project in hand. We will continue to be self-sufficient in our diluent supply by relying on our Montana refinery until well into 2008 by swapping out naphtha for other diluent sources in Edmonton. Again we can achieve some efficiency in our cost structure by backhauling diluent when we decide to move bitumen or dilbit to Montana. We will likely sell our production at other more proximate terminals as the volumes ramp up in early 2008.

Our Great Divide Pod One facility and project area are a considerable accomplishment for a company our size. We have a well-built, efficient plant with a small footprint from an environmental perspective. We intend to recycle the water utilized in the production of steam and expect to have in excess of a 95 percent recycle ratio. It should be noted the water we are using is from an underground aquifer that is non-potable. In other words, it cannot be used for agriculture or consumption by human beings or animals. We have hired 38 full-time employees who can run the plant in the field on a 24/7, 365 day basis with continuous steam injection and production. Of course, we have our natural gas consumption substantially hedged by the fact we also produce similar volumes of natural gas from our Marten Creek area. Our involvement in the downstream business through our Montana refinery keeps us fully in the value chain and allows our company to achieve higher effective netbacks as a consequence, thereby hedging the heavy oil market differential to WTI.

Subsequent to the reporting period, the Government of Alberta announced revisions to the royalty program for oil sands production. The Government did not grandfather existing oil sands operations and introduced a price sensitive sliding scale royalty for bitumen production which, at all price levels for West Texas Intermediate ("WTI") above US$55.00 per barrel, results in higher royalties for bitumen production than under the present regime, whether before or after payout. While we would have preferred to see the existing regime stay in place, given that this was the basis for our original capital investment decisions, the emergence of much higher prices for crude oil appears to be the driving force for the change. Our conclusion is that Connacher is better off under the proposed regime than it would have been under the recommendations of the Royalty Review Panel, at least in the pre-payout period. Furthermore, with the rapid increase in crude oil prices, and assuming the differentials remain reasonably stable for bitumen, our ultimate netbacks after royalties and operating costs would be sufficient to generate a respectable and competitive rate of return for our oil sands business. Furthermore the new policy will not impair our decision to proceed with continuing evaluation of our oil sands acreage or with our Algar ("Pod Two") project. As indicated previously, but for other reasons, we have decided to defer our plans to build a pipeline connecting our Pod One production to markets until volumes are increased, as trucking provides a better alternative for economic returns at this time.

We do note that the Government of Alberta intends to retain the ring fence concept, which will be more clearly defined. We heartily endorse this approach to assist companies that have longer-term reinvestment intentions. We also note there is a plan to conduct a bitumen valuation exercise, which we also welcome and in which process we intend to participate, if only to ensure there is not a perverse application of market-driven royalty rates to bitumen production during periods of high differentials due to market factors, which could result in improperly high royalties at a time of lower actual netbacks. Connacher continues to believe reliance on market-driven forces is a more realistic method of determining fair value rather than values assigned by administrative fiat.

Our application to construct our second 10,000 bbl/d plant at Algar is proceeding through the regulatory and stakeholder consultative process. We have received our list of supplemental information requests form the EUB and our technical staff is addressing the issues as raised. We continue to dialogue with stakeholders in the region, including indigenous peoples and trappers active in the area. We are proceeding with the confirmation of our engineering procurement and design firm and have started the process of costing, introducing new innovations, evaluating our field site and preparing to pre-order key long-term lead items.

This winter we will conduct an active core hole drilling program on our main lease block, over which we now have full 3D seismic coverage. This has helped us high grade our core hole program to focus on seismically-defined features which appear to be amenable to developing into new accumulations or pods for future development, independently or as satellites to our established plants in the longer run. Contrary to popular opinion, despite the fact our regions are underlain by oil-bearing sands, there is exploratory risk in identifying accumulations with the requisite characteristics in achieving potential exploitation or "pod" status. Our 3D seismic is among the most expensive in the world and not every lead turns into a project. We anticipate drilling approximately 120 core holes in the winter drilling season of 2008, almost doubling our core hole inventory. We hope this will further enhance our already considerable reserves and resources in the region. To finance this program, we have announced a fully underwritten $45 million flow-through common share financing (with a 15 percent green shoe) at a price of $5.00 per share, which is scheduled to close in November 2007. If the green shoe is exercised, total proceeds would be $51.75 million.

At present, Connacher is also investigating alternative new debt financing arrangements, which may include a new first lien secured revolving five year term credit facility and the issuance of long-term second lien senior secured notes. Such new debt arrangements would be structured to further enhance overall corporate liquidity and would better align Connacher's capitalization with the long life characteristics of its refining assets and its crude oil, natural gas and bitumen reserve and resource base and the associated estimated future net revenue of its reserves and resources, as determined by Connacher's qualified independent reserves evaluator. It is anticipated that the second lien senior secured notes would require only payments of interest at a fixed rate until maturity. This would allow the Corporation to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As Connacher's bitumen production and sales from Great Divide increase, Connacher anticipates being increasingly self sufficient in financing its prospective capital expenditure programs. However, to allow Connacher to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

There can be no assurance that Connacher will be able to complete its debt financing arrangements on the general terms and conditions described above, or on terms and conditions acceptable to Connacher, or at all.

Connacher's three month and year to date operating and financial results for the period ended September 30, 2007 are discussed in greater detail in the MD&A which comprises a significant portion of this report. We would highlight that the company achieved record revenue, cash flow and earnings during the year to date period. Results during the third quarter were satisfactory but below the excellent results of our second quarter as refining margins weakened during the summer months so that even with higher revenues, our net refining margin was lower on a successive basis. Nevertheless we are headed towards record results in 2007 and should start to realize the impact of our growing oil sands production during 2008.

Recently, our Board of Directors authorized a firm and contingent capital plan for 2008 of $373 million, including $271 million for the oil sands (Algar, seismic and core holes and other); $40 million for conventional western Canada drilling and facilities, including tieing in 1,000 boe/d of new already-tested volumes in the Marten Creek region; together with capitalized and contingent items.

We recently relocated our head office to Suite 900, 332 6 Avenue SW, Calgary, Alberta T2P 0B2. The move was required to accommodate our growing staff as we continue to expand our operations. Our related company, Petrolifera Petroleum Limited, also relocated to the same building. We continue to be engaged in and supportive of Petrolifera's business affairs and are excited about the growth potential in the value of our shareholding.

Respectfully submitted on behalf of the Board of Directors,

Signed

"R.A. Gusella"

Richard A. Gusella

President and Chief Executive Officer

November 7, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is dated as of November 7, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and nine months ended September 30, 2007 and 2006 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2006 and 2005 as contained in the company's 2006 annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods.

Additional information relating to Connacher, including Connacher's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

Information in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing, estimates of reserves, resources and future net revenues, future exploration and development plans. The proposed financing initiatives of the company, the implementation of the new royalty regime by the Government of Alberta and the company's potential indirect exposure to the short-term asset backed commercial paper security investments in Canada through its investment in Petrolifera Petroleum Limited. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2006, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuations, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement. The forward-looking information included in this MD&A is made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

PETROLEUM AND NATURAL GAS ("PNG") PRODUCTION, PRICING AND REVENUE

	Three months ended September 30			Nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Daily production / sales volumes						
Crude oil – bbl/d	**781**	1,084	(28)	**805**	926	(13)
Natural gas – mcf/d	**9,413**	13,028	(28)	**9,364**	10,198	(8)
Combined – boe/d	**2,350**	3,256	(28)	**2,366**	2,626	(10)
Product pricing ($)						
Crude oil – per bbl	**55.98**	62.53	(10)	**51.57**	56.83	(9)
Natural gas – per mcf	**4.70**	5.33	(12)	**6.49**	5.58	16
Combined – per boe	**37.43**	42.16	(11)	**43.22**	41.70	4
Revenue ($000)						
PNG revenue – gross	**8,094**	12,325	(34)	**27,911**	29,892	(7)
Royalties	**(1,368)**	(3,134)	(56)	**(4,565)**	(7,317)	(38)
PNG revenue – net	**6,726**	9,191	(27)	**23,346**	22,575	3

In the third quarter of 2007, gross PNG revenues were $8.1 million, a 34 percent decrease from the comparable period of 2006 due mostly to lower production volumes resulting from production declines and the sale of non-core properties at the end of 2006. Additionally, product prices were 11 percent less in the quarter on a per boe basis. The company's sales prices were negatively impacted by the strengthening Canadian dollar and decreases in natural gas market prices.

In the first quarter of 2007, the company entered into a "costless collar" contract with a third party to sell approximately one half of its of natural gas production. Mitigating some downside natural gas pricing risk, the company will receive a minimum of US $7.00 per mmbtu and a maximum of US $9.50 per mmbtu on a notional quantity of 5,000 mmbtu/day of natural gas sold between April 1, 2007 and October 31, 2007. This transaction was not meant to speculate on future natural gas prices, but rather to protect the downside risk to the company's cash flow and the lending value of its reserves-based line of credit, which is considered important during a period of rapid growth with significant capital expenditures. Approximately $400,000 in cash has been realized on the collar through the third quarter and as at September 30, 2007 the fair value of this collar was an asset of $100,000. This amount has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

ROYALTIES ON PNG SALES

For the three months ended September 30	2007		2006	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe
Royalties	**$1,368**	**$6.32**	$3,134	$10.72
As a percentage of PNG revenue		**16.9%**		25.4%

For the nine months ended September 30	2007		2006	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe
Royalties	**$4,565**	**$7.07**	$7,317	$10.21
As a percentage of PNG revenue		**16.4%**		24.6%

Royalties represent charges against production or revenue by governments and landowners. Royalties in the third quarter of 2007 were $1.4 million ($6.32 per boe, or 16.9 percent of petroleum and natural gas revenue) compared to $3.1 million in 2006 ($10.72 per boe, or 25.4 percent of petroleum and natural gas revenue). The decrease, which was substantially non-recurring, occurred primarily due to gas cost allowance credits received relating to prior year royalties and lower prices and production volumes in 2007. From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

On October 25, 2007, the Government of Alberta unveiled a new royalty regime. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing oil sands projects and conventional oil and gas activities. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. The impact of the proposed new royalty regime on the company will be dependent on, among other things, commodity prices, bitumen valuation (which has yet to be developed), specified allowed costs that are recoverable in the pre-payout period for oil sands projects and production volumes.

PNG OPERATING EXPENSES AND NETBACKS

PNG Netbacks[1]

For the three months ended September 30	2007		2006		% Change	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)	**2,350**		3,256			
Gross PNG revenue	**$8,094**	**$37.43**	12,325	$41.14	(34)	(9)
Royalties	**(1,368)**	**(6.32)**	(3,134)	(10.72)	(56)	(41)
Net PNG revenue	**6,726**	**31.11**	9,191	30.42	(27)	2
Operating costs	**(1,946)**	**(9.00)**	(2,393)	(7.99)	(19)	13
PNG netback	**$4,780**	**$22.11**	$6,798	$22.43	(30)	(1)

For the nine months ended September 30	2007		2006		% Change	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,366		2,626			
Gross PNG revenue	**$27,911**	**$43.22**	$29,892	$41.70	(7)	4
Royalties	**(4,565)**	**(7.07)**	(7,317)	(10.21)	(38)	(31)
Net PNG revenue	**23,346**	**36.15**	22,575	31.49	3	15
Operating costs	**(6,538)**	**(10.12)**	(5,693)	(7.94)	15	27
PNG netback	**$16,808**	**$26.03**	$16,882	$23.55	0	11

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management with performance measures and provides shareholders and investors with a measurement of the company's efficiency and its ability to fund future growth through capital expenditures. Operating netbacks are reconciled to net earnings below.

In the third quarter of 2007 operating costs of $1.9 million were 19 percent lower than in the same prior period, and on a per unit basis, increased by 13 percent to $9.00 per boe reflecting the higher cost environment in 2007 in addition to more well workovers completed and higher power costs. Additionally, unit costs increased as a result of fixed operating costs considered in relation to lower production volumes in 2007. However, higher product prices and lower royalties resulted in higher per unit operating netbacks in 2007 on a year-to-date basis.

Reconciliation of PNG Netback to Net Earnings (1)

	Three months ended September 30		Nine months ended September 30			
	2007		2007		2006	
($000, except per unit amounts)	**Total**	**Per boe**	**Total**	**Per boe**	Total	Per boe
PNG netback as above	**$4,780**	**$22.11**	**$16,808**	**$26.03**	$16,882	$23.55
Interest income	**172**	**0.80**	**517**	**0.80**	690	0.96
Refining margin – net	**13,986**	**64.69**	**43,107**	**66.74**	17,373	24.23
General and administrative	**(1,584)**	**(7.33)**	**(6,832)**	**(10.58)**	(2,780)	(3.88)
Stock-based compensation	**(1,383)**	**(6.40)**	**(4,437)**	**(6.87)**	(6,334)	(8.84)
Finance charges	**(2,545)**	**(11.77)**	**(4,255)**	**(6.59)**	(4,231)	(5.90)
Foreign exchange (loss) gain	**13,267**	**61.36**	**29,455**	**45.60**	(201)	(0.28)
Depletion, depreciation and amortization	**(7,682)**	**(35.53)**	**(22,403)**	**(34.68)**	(22,808)	(31.81)
Income taxes	**(5,449)**	**(25.20)**	**(18,196)**	**(28.17)**	(2,047)	(2.86)
Equity interest in Petrolifera earnings and dilution gain	**1,027**	**4.75**	**8,037**	**12.44**	7,142	9.96
Net earnings (loss)	**14,589**	**67.48**	**$41,801**	**$64.72**	$3,686	$5.13

(1) Certain income and expense items included in this reconciliation relate to non-PNG business and, therefore, affect the consolidated net earnings (loss) per boe calculations.

PNG Operating Netbacks by Product

For the three months ended September 30, 2007	**Crude oil**		**Natural gas**	
($000, except per unit amounts)	**Total**	**Per bbl**	**Total**	**Per mcf**
Average daily production	**781 bbl/d**		**9,413 mcf/d**	
Revenue	**$4,022**	**$55.98**	**$4,072**	**$4.70**
Royalties	**(919)**	**(12.80)**	**(449)**	**(0.52)**
Operating costs	**(967)**	**(13.46)**	**(979)**	**(1.13)**
PNG Netback	**$2,136**	**$29.72**	**$2,644**	**$3.05**

For the three months ended September 30, 2006	Crude oil		Natural gas	
($000s, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	1,084 bbl/d		13,028 mcf/d	
Revenue	$6,095	$62.53	$6,230	$5.33
Royalties	(1,806)	(18.10)	(1,328)	(1.11)
Operating costs	(659)	(6.61)	(1,734)	(1.45)
PNG Netback	$3,630	$37.82	$3,168	$2.77

For the nine months ended September 30, 2007	**Crude oil**		**Natural gas**	
($000, except per unit amounts)	**Total**	**Per bbl**	**Total**	**Per mcf**
Average daily production	**805 bbl/d**		**9,364 mcf/d**	
Revenue	**$11,330**	**$51.57**	**$16,581**	**$6.49**
Royalties	**(2,721)**	**(12.38)**	**(1,844)**	**(0.72)**
Operating costs	**(2,654)**	**(12.08)**	**(3,884)**	**(1.52)**
PNG Netback	**$5,955**	**$27.11**	**$10,853**	**$4.25**

For the nine months ended September 30, 2006	Crude oil		Natural gas	
($000, except per unit amounts)	Total	Per bbl	Total	Per mcf
Average daily production	926 bbl/d		10,198 mcf/d	
Revenue	$14,369	$56.83	$15,523	$5.58
Royalties	(3,517)	(13.90)	(3,800)	(1.36)
Operating costs	(2,008)	(7.95)	(3,685)	(1.32)
PNG Netback	$8,844	$34.98	$8,038	$2.90

REFINING REVENUES AND MARGINS

The quarterly operating results of the Montana refinery are summarized below.

Refining Operations and Sales

The Montana refinery is subject to a number of seasonal factors which may cause sales to vary throughout the year. The refinery's primary asphalt market is paving for road construction which is predominantly a summer demand. Consequently, prices and volumes for our asphalt trend to be higher in the summer and lower in the colder seasons. During the winter most of the refinery's asphalt production is stored in tankage for sale in the subsequent summer. Seasonal factors also affect gasoline (higher demand in the summer months) and distillate and diesel (higher winter demand). As a result, inventory levels, sales volumes and prices can be expected to fluctuate on a seasonal basis.

The Montana refinery maintained strong performance throughout the third quarter 2007 despite pressure on margins experienced by the refinery industry. Refining sales revenues in the quarter were $95 million up from $85 million reported in the second quarter of 2007 and up from $94 million reported in the third quarter of 2006. These revenues have been influenced by increased domestic (US) prices, which were offset by a strengthening Canadian dollar.

Crude oil and operating costs were up slightly year over year, rising to $81 million in the third quarter of 2007 compared to.$80 million in the same quarter of 2006. Costs are up 21% over the second quarter of 2007 due primarily to rising crude oil costs.

Refining margins during the quarter were $14 million, an increase from $13.5 million in third quarter 2006 due to increased sales volumes, and a decrease from $18 million in the second quarter 2007 due to rising crude oil costs which have an industry-wide adverse impact on refining margins.

Year to date total refining revenues, operating costs and margins are not directly comparable with the 2006 year to date period because the 2006 results represent only six months of operations since the refinery assets were acquired on March 31, 2006.

In the first nine months of 2007, the refinery ran at 99% of capacity and there was no downtime. The ultralow sulphur diesel project is on track for completion by end of year 2008. The project has been awarded and site preparation and civil work for tank construction is underway. Shop construction of the hydrogen plant is expected to begin in December 2007. The company has also initiated a project to assess a potential expansion of the Montana refinery. The project is currently in the conceptual engineering stage.

Refinery throughput	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006 [5]
Crude charged (bbl/d) [1]	**9,460**	9,613	**9,443**	8,239
Refinery production (bbl/d) [2]	**10,478**	10,392	**10,399**	8,662
Sales of produced refined products (bbl/d)	**12,906**	12,220	**10,164**	9,243
Sales of refined products (bbl/d) [3]	**13,447**	12,680	**10,831**	10,032
Refinery utilization (%) [4]	**100%**	101%	**99%**	92%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.
(3) Includes refined products purchased for resale.
(4) Represents crude charged divided by total crude capacity of the refinery. Note refining capacity has been increased to 9,500 bbl/d in the fourth quarter of 2006.
(5) From the date of acquisition on March 31, 2006.

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Feedstocks				
Sour crude oil (%)	**91%**	92%	**92%**	94%
Other feedstocks and blends (%)	**9%**	8%	**8%**	6%
Total	**100%**	100%	**100%**	100%
Revenues and Margins				
Refining sales revenue ($000s)	**$95,093**	$93,752	**$237,317**	$144,719
Refining - crude oil and operating costs ($000s)	**81,107**	80,242	**194,210**	127,346
Refining margin ($000s)	**$13,986**	$13,510	**$43,107**	$17,373
Refining margin (%)	**14.7%**	14.4%	**18.2%**	12.0%
Sales of Produced Refined Products (Volume %)				
Gasolines (%)	**31%**	30%	**39%**	29%
Diesel fuels (%)	**12%**	15%	**18%**	15%
Jet fuels (%)	**6%**	4%	**6%**	4%
Asphalt (%)	**48%**	49%	**34%**	49%
LPG and other (%)	**3%**	2%	**3%**	3%
Total	**100%**	100%	**100%**	100%
Averages per Barrel of Refined Product Sold				
Refining sales revenue	**$76.87**	$80.37	**$80.26**	$78.83
Less: refining - crude oil purchases and operating costs	**65.56**	68.78	**65.68**	69.36
Refining margin	**$11.31**	$11.59	**$14.58**	$9.47

INTEREST AND OTHER INCOME

In the third quarter of 2007, the company earned interest of $172,000 (third quarter, 2006 - $165,000) on excess funds invested in secure short-term investments. None of the company's excess funds is invested in asset backed commercial paper.

GENERAL AND ADMINISTRATIVE EXPENSES

In the third quarter of 2007, general and administrative ("G&A") expenses were $1.6 million compared to $605,000 in the third quarter of 2006, an increase of 162 percent and on a year to date basis, was $6.8 million compared to $2.8 million (a 142 percent increase), reflecting increased costs associated with the company's significant growth. On a per unit basis, G&A was $7.33 per boe sold during the quarter ($10.58 per boe sold in the year to date), reflecting the project nature of the company's main activity, and is expected to be significantly reduced when bitumen production from Pod One commences. G&A of $2.2 million was capitalized in the first nine months of 2007 (2006 - $815,000), primarily reflecting costs incurred respecting the oil sands development in the pre-production stage.

Non-cash stock-based compensation costs of $2.1 million were recorded in the third quarter of 2007 (September 30, 2006 - $2.4 million). These charges reflect the fair value of all stock options granted and vested in the period. Of this amount, $1.4 million was expensed (2006 -

$1.1 million), $100,000 (2006 - $340,000) was charged to refining operating costs, and $600,000 was capitalized (2006 - $900,000). Charges for the reporting periods are lower in 2007 due to either the timing of awards or lower award volumes in 2007.

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges in the third quarter of 2007 of $2.5 million (year to date - $4.3 million) comprise interest paid on funds drawn on the company's lines of credit, interest accrued on the Convertible Debentures and accretion booked on the Convertible Debentures. Finance charges in the third quarter of 2006 of $1.0 million (first nine months of 2006 - $4.2 million) comprise interest on the company's lines of credit, interest on the US $51 million bridge loan then outstanding and the amortization of deferred financing costs related to the US $51 million bridge loan facility placed in 2006. Interest on the oil sands term loan is capitalized during the pre-operating phase.

The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars, the translation of the US$180 million oil sands term loan and the translation of the Montana refinery financial results. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated oil sands term loan.

As a result of the significant strengthening of the Canadian dollar (against the US dollar) in 2007, a significant unrealized foreign exchange gain of $29.5 million has been recorded in the first nine months of 2007 primarily upon translating the US $180 million term loan into Canadian dollars. This gain is expected to be realized upon its repayment, as contemplated with the use of proceeds from a planned new debt financing later in 2007. The actual amount of the foreign exchange gain to be realized will be dependent on the foreign exchange rate in effect at the date of repayment.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

Conventional oil and gas depletion expense is calculated using the unit-of-production method based on total estimated proved reserves. Refining properties and other assets are depreciated over their estimated useful lives. DD&A in the third quarter of 2007 was $7.7 million, a 23 percent decrease from last year due to decreased production volumes and increased proved conventional reserves. On a year to date basis, DD&A was unchanged compared to the same 2006 period. Conventional oil and gas depletion equates to $26.60 per boe of production on a year-to-date basis compared to $28.00 per boe last year. Depletion of Pod One's oil sands capital costs will commence when that project attains commercial production.

Capital costs of $374.6 million (September 30, 2006 – $94 million) related to the Great Divide oil sands project, which is in the pre-production stage, and undeveloped land acquisition costs of $18.7 million (2006 – $12.7 million) were excluded from the depletion calculation, while future development costs of $15.4 million (2006 - $1.6 million) for proved undeveloped reserves were included in the depletion calculation.

When the first oil sands development project achieves commercial production, depletion of its accumulated capital costs will commence. This will increase the total depletion expense to be reported in the future. However, given the significance of the proved reserves to be added, relative to its accumulated capital costs, depletion expense on a per-boe basis is expected to be substantially reduced.

Included in DD&A is an accretion charge of $659,000 (September 30, 2006 - $212,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $13.1 million to the estimated total undiscounted liability of $41.7 million over the remaining economic life of the company's oil and gas properties.

INCOME TAXES

The income tax provision of $18.2 million in the first nine months of 2007 includes a current income tax provision of $13.3 million, principally related to US refinery operations and a future income tax provision of $4.9 million relating to both Canadian and US operations.

At September 30, 2007 the company had approximately $37.0 million of non-capital losses which expire over time to 2027, $451.3 million of deductible resource pools and $18 million of deductible financing costs.

EQUITY INTEREST IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA") AND DILUTION GAIN

Connacher accounts for its 26 percent equity investment in Petrolifera on the equity method basis of accounting. Connacher's equity interest share of Petrolifera's earnings in the first nine months of 2007 was $6.1 million (September 30, 2006 - $7.1 million).

In April 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company increased its equity interest. As other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms, the company's interest decreased to 26 percent, resulting in a dilution gain of $1.9 million.

NET EARNINGS

In the first nine months of 2007, the company reported earnings of $41.8 million ($0.21 per basic and diluted share outstanding) compared to earnings of $3.7 million or $0.02 per basic and diluted share for the first nine months of 2006. In 2007, the refinery contributed significantly to these results, as did the recorded unrealized foreign exchange gains.

SECURITIES OUTSTANDING

For the first nine months of 2007, the weighted average number of common shares outstanding was 198,539,469 (2006 – 179,947,783) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 210,580,963 (2006 – 187,135,100).

As at November 6, 2007, the company had the following securities issued and outstanding:

- 199,446,923 common shares;
- 17,305,555 share purchase options;
- 217,950 share units ("SUs") under the share award plan; and
- 20,010,000 common shares issuable upon conversion of the $100,050,000 convertible debentures

Details of the exercise provisions and terms of the outstanding options, SUs and convertible debentures are noted in the consolidated financial statements, included in this interim report.

LIQUIDITY AND CAPITAL RESOURCES

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5.00 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Proceeds of the financing were utilized as follows:

($000s)	As stated at the time of financing	As actually applied
Gross proceeds	$100,050	$100,050
Underwriters' commissions and issue costs	3,252	4,040
Net proceeds	$96,798	$96,010

The net proceeds were used to fund the company's ongoing capital expenditure program in respect of the development of its oil sands projects, its conventional capital program, for operating expenses, and to repay $52.5 million of the company's conventional oil and gas operating line of credit, which had been drawn to temporarily fund some of the aforementioned capital and operating expenditures.

In the second quarter of 2007, the company also renewed its revolving conventional oil and gas operating line of credit for one year for a limit of $50 million.

At September 30, 2007, the company had a working capital deficiency of $19.9 million, including $754,000 of cash. This deficiency is covered by funds available on the company's credit facilities.

In the first nine months of 2007, cash flow from operations was $37.9 million ($0.19 per basic and diluted share), 45 percent higher than the $26.2 million reported ($0.15 per basic and $0.14 diluted share) for the first nine months of 2006. A significant portion of this was contributed by the refinery.

As the company's oil sands term loan is denominated in US dollars, there is a foreign exchange risk associated with its repayment using Canadian currency. The company's crude oil selling prices are established in relation to US dollar denominated markets and, therefore, provide a partial hedge to this exposure.The company has entered into an interest rate swap to mitigate some of the interest rate volatility associated with the variable interest rate inherent in the oil sands term loan.

The company also entered into a natural gas costless collar to mitigate some downside natural gas pricing risk and, therefore, protect the risk of reduced cash flow from operations and the risk of reductions to the lending value of its conventional banking facilities, which is considered particularly important in a time of rapid growth with significant capital expenditure. This costless collar expired October 31, 2007.

In late October 2007 the company announced that it entered into a "bought deal" financing agreement with a syndicate of underwriters to issue nine million common shares at $5.00 per share on a "flow-through" basis and use the proceeds ($45 million) to drill exploratory "core holes" and shoot seismic to assist in the delineation of additional oil sands reserves and resources and renounce to the subscribing investors the income tax benefits of such expenditures before December 31, 2007. The company has until December 31, 2008 to incur these expenditures. The underwriters have an option to purchase an additional 15 percent ("green shoe"). If the green shoe is filled, gross proceeds would be $51.75 million. This financing is expected to close on November 16, 2007.

In early November 2007 the company announced that it is working with a syndicate of bankers to raise, on a "best efforts" basis, a five-year first lien secured term revolving credit facility and to issue long-term second lien senior secured notes.

Such new debt arrangements would be structured to further enhance overall corporate liquidity and would better align Connacher's capitalization with the long life characteristics of its refining assets and its crude oil, natural gas and bitumen reserve and resource base and the associated estimated future net revenue of its reserves and resources, as determined by Connacher's qualified independent reserves evaluator. Connacher anticipates that the second lien senior secured notes would require only payments of interest at a fixed rate until maturity. This would allow the company to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As Connacher's bitumen production and sales from Great Divide increase, Connacher anticipates being increasingly self-sufficient in financing its prospective capital expenditure programs. However, to allow Connacher to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

There can be no assurance that the company will be able to complete the proposed debt financing arrangements as described above, or on terms and conditions acceptable to the company or at all.

The company's only financial instruments are cash, accounts receivable and payable, bank debt, the interest rate swap and the natural gas costless collar. The company maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
($000s)				
Net earnings	**$14,589**	$6,771	**$41,801**	$3,686
Items not involving cash:				
Depletion, depreciation and accretion	**7,682**	9,917	**22,403**	22,808
Stock-based compensation	**1,493**	1,478	**4,772**	6,672
Financing charges	**810**	(398)	**1,134**	1,910
Future employee benefits	**107**	128	**359**	253
Future income tax provision (recovery)	**(362)**	1,414	**4,905**	(2,159)
Foreign exchange (gain) loss	**(13,267)**	163	**(29,455)**	201
Lease inducement amortization	**-**	(15)	**-**	(45)
Dilution (gain) loss	**-**	49	**(1,896)**	(3)
Equity interest in Petrolifera earnings	**(1,027)**	(4,550)	**(6,141)**	(7,139)
Cash flow from operations before working capital changes	**$10,025**	$14,957	**$37,882**	$26,184

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and above.

Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boe) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

Capital expenditures totaled $64.0 million in the third quarter of 2007 and $267.1 million year-to-date (third quarter 2006 - $41.4 million; first nine months of 2006 - $376.6 million). A breakdown of these expenditures follows:

	Nine months ended September 30	
($000)	2007	2006
Acquisition of Luke Energy Ltd.	$-	$204,643
Acquisition of the Montana refinery assets	-	66,333
Property acquisitions	13,904	7,216
Oil sands expenditures	217,590	83,562
Conventional oil and gas expenditures	25,852	13,862
Refinery expenditures	9,764	948
	$267,110	$376,564

Oil sands expenditures include exploratory core hole drilling, seismic, lease acquisition on Pods One through Six and costs incurred for the development of Pod One. In the first nine months of 2007, 75 exploratory core holes were drilled. In the first nine months of 2006, 20 exploratory core holes were drilled.

Conventional oil and gas expenditures include costs of drilling, completing, equipping and working over conventional oil and gas wells as well as undeveloped land acquisition and seismic expenditures. In 2007, 19 (18 net) conventional oil and gas wells were drilled, resulting in eight cased gas wells; one suspended gas well, two suspended oil wells (being evaluated); and eight (seven net) abandoned wells.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average of over 90 percent working interest in its PNG properties and 100% interest in its oil sands properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in approximately 95,000 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 1,586 acre tract ("Pod One") on which approximately $300 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir and to complete facilities related to Pod One, the company's first 10,000 bbl/d SAGD project.

In September 2007 the Pod One facility was commissioned and the company commenced a 90-day plan to inject steam into each of the 15 horizontal well pairs to apply heat to the reservoir prior to placing the wells on production. To date, this operation is proceeding according to schedule and some incidental bitumen is being produced. This is affording the company the opportunity to assay test the quality of the bitumen and test its refining capabilities at its refinery in Montana in advance of committing to the sale of larger volumes, as planned.

In June 2007 the company filed its application to regulators for permission to complete a second 10,000 bbl/d oil sands project (Algar) on its Great Divide property. Management plans to focus its attention on developing the Algar facility as soon as it receives regulatory approval.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included herein to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews its estimates and assumptions regularly. The emergence of new information and changed circumstances may result in changes to estimates and assumptions which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various regulatory rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of probable reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The company's oil and gas reserve estimates are made by independent reservoir engineers using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, legislation, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities."

Full Cost Accounting for Oil and Gas Activities

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs is depleted using the unit-of-production method based on estimated proved oil and gas reserves.

NEW SIGNIFICANT ACCOUNTING POLICIES

The company has assessed new and revised accounting pronouncements that have been issued.

In 2007 the company has adopted, as necessary, the Canadian Institute of Chartered Accountants ("CICA") Sections 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely the Consolidated Statement of Other Comprehensive Income, has been introduced which identifies certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured at fair values.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

CONVERTIBLE DEBENTURES

The convertible debentures have been recorded as a compound financial instrument in accordance with Section 3861 of the CICA Handbook. The fair value of the liability component has been determined at the date of issue based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

SHARE AWARD PLAN

Obligations for payments in cash or common shares under the company's share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas and refining businesses. Furthermore, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in foreign jurisdictions, the value of Connacher's investment is subject to political, economic and other uncertainties relating to Petrolifera's activities, including currency fluctuations, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

For the Montana refinery, certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. The refinery's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

The refinery's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, the refinery is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, Connacher has issued parental guarantees and indemnifications on behalf of the refinery. This is considered to be in the normal course of business.

The company will require a significant amount of natural gas in order to generate steam for the SAGD process used at Great Divide. The company is exposed to the risk of changes in the price of natural gas, which could increase operating costs of the Great Divide project. It is anticipated this risk will be substantially mitigated by the production and sale of natural gas from the company's gas properties at Marten Creek acquired with the purchase of Luke Energy Ltd.

Additionally, the company is exposed to exchange rate fluctuations since oil prices and its long term debt are denominated in US dollars, while the majority of its operating and capital costs are denominated in Canadian dollars. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated term debt.

Bitumen is generally less marketable than light or medium crude oil, and prices received for bitumen are generally lower than those for crude oil. The company is therefore exposed to the price differential between crude oil and bitumen; fluctuations in this differential could have a material impact on the company's profitability. The purchase of the Montana refinery was meant to help mitigate this risk exposure.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of oil and gas exploration, development and production activities. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects. Occasionally, the company utilizes forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets

with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management regularly reviews the need to utilize such financing techniques. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects.

Connacher accounts for its 26 percent investment in Petrolifera using the equity method basis of accounting. Accordingly, Connacher's financial results include its 26 percent interest in Petrolifera's earnings or losses. On August 20, 2007, Petrolifera advised the company and other shareholders and market participants of its exposure to short-term asset-backed security investments in Canada. As at July 31, 2007, Petrolifera had approximately $37.7 million of its total cash and cash equivalents invested in notes issued by two separate trusts in the asset-backed security markets. During August 2007 these investments became due and payable and were not repaid. There is no assurance as to the outcome of the crisis in the asset-backed commercial paper market and whether Petrolifera will be able to recover all or some portion of its investment therein. At September 30, 2007, Petrolifera has booked a fair valuation provision in respect of this. To the extent that Petrolifera is unsuccessful in its efforts to recover its investment in full, Petrolifera on a book basis may suffer a loss and Connacher will be required to account for its proportion of such loss in accordance with its accounting policies. In addition, any resultant decrease in the market value of Petrolifera will adversely affect the value of the company's investment in Petrolifera.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the company is accumulated, recorded, processed, summarized and reported to the company's management as appropriate to allow timely decisions regarding required disclosure. The company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this MD&A, that the company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the company, including its consolidated subsidiaries, is communicated to them as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the company is responsible for designing adequate internal controls over the company's financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the company's systems of internal control over financial reporting that would materially affect, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

It should be noted that while the company's Chief Executive Officer and Chief Financial Officer believe that the company's disclosure controls and procedures provide a reasonable level of assurance that they are effective and that the internal controls over financial reporting are adequately designed, they do not expect that the financial disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide oil sands project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. The company is pursuing financing arrangements including the issuance of flow-through common shares, the securing of a five-year term revolving credit facility and the issuance of long-term second lien senior secured notes to further enhance overall corporate liquidity. The company anticipates that the notes would require only payments of interest at a fixed rate until maturity. This would allow the company to dedicate its available funds from operations to future capital expenditure programs without having to amortize or retire long term debt. As the company's bitumen production and sales from Great Divide increase, the company anticipates being increasingly self-sufficient in financing its prospective capital expenditure programs. However, to allow the company to retain an appropriately structured capitalization and also to pursue its growth objectives, these debt arrangements may in future be supplemented from time to time with additional issuances of common equity, if, as and when required, while simultaneously seeking to limit share dilution.

In June 2007, the company submitted an application to the AEUB, and other related regulators and the government departments for approval to proceed with the development of Algar, the company's second oil sands project at Great Divide. Subject to receipt of timely approvals, we believe that field work could be initiated by mid-2008 to build related facilities and infrastructure. We are prepared to proceed once the regulatory approval and stakeholder consultation processes are completed. We estimate the cost to complete this project to be approximately $326 million, excluding capitalized interest, general and administrative and pre-operating costs.

QUARTERLY RESULTS

Fluctuations in results over the previous eight quarters are due principally to variations in oil and gas prices and the acquisitions of Luke Energy and the Montana refinery in 2006, both of which increased revenues substantially. Additionally, operating and general and administrative costs increased due to higher staff levels necessitated by the company's growth. Depletion, depreciation and amortization increased as a result of higher production volumes and additions to capital assets.

	2005	2006				2007		
Three months ended	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	**Sept 30**
Financial Highlights ($000 except per share amounts) – Unaudited								
Revenue net of royalties	2,978	3,635	61,239	103,108	76,700	65,923	93,266	**101,991**
Cash flow from operations before working capital changes [1]	1,238	1,725	9,499	14,957	14,015	10,980	16,876	**10,025**
Basic, per share [1]	0.01	0.01	0.05	0.08	0.08	0.06	0.09	**0.05**
Diluted, per share [1]	0.01	0.01	0.05	0.08	0.07	0.05	0.08	**0.05**
Net earnings (loss)	582	(666)	(2,419)	6,771	3,267	4,984	22,228	**14,589**
Basic and diluted per share	-	-	(0.01)	0.03	0.02	0.03	0.11	**0.07**
Capital expenditures	2,241	300,836	34,280	41,449	74,960	109,881	93,223	**64,006**
Proceeds on disposal of PNG properties	-	-	-	-	10,000	-	-	**-**
Cash on hand	75,511	-	7,505	14,450	142,391	66,209	25,375	**754**
Working capital surplus (deficiency)	75,427	(11,061)	(42,483)	(39,942)	118,626	24,027	36,320	**(19,853)**
Long term debt	-	-	-	-	209,754	207,828	272,559	**260,606**
Shareholders' equity	129,108	337,584	340,639	378,730	385,398	384,593	417,793	**428,764**
Operating Highlights								
Daily production / sales volumes								
Natural gas - mcf/d	86	2,600	15,172	13,028	11,291	9,665	9,017	**9,413**
Crude oil - bbl/d	775	689	1,026	1,084	1,139	905	731	**781**
Equivalent - boe/d [2]	789	1,122	3,554	3,256	3,256	2,515	2,234	**2,350**
Product pricing								
Crude oil - $/bbl	41.54	40.93	61.45	62.53	46.65	49.09	49.79	**55.98**
Natural gas - $/mcf	7.55	6.34	5.66	5.33	6.57	7.76	7.02	**4.70**
Selected Highlights - $/boe [2]								
Weighted average sales price	41.61	39.83	41.88	42.16	42.15	47.48	44.63	**37.43**
Royalties	7.76	8.02	10.43	10.72	9.00	11.22	3.23	**6.32**
Operating costs	8.90	8.24	7.63	7.99	9.27	8.54	13.08	**9.00**
PNG netback [4]	24.95	23.57	23.82	23.45	23.88	27.72	28.32	**22.11**
Common Share Information								
Shares outstanding at end of period (000)	139,940	191,257	191,924	197,878	197,894	198,218	198,834	**199,447**
Basic (000)	136,071	154,152	191,672	193,587	193,884	198,119	198,360	**198,539**
Diluted (000)	142,507	160,574	198,931	200,572	204,028	200,008	209,088	**210,580**
Volume traded during quarter (000)	100,246	148,184	80,347	48,849	46,444	55,292	61,162	**70,939**
Common share price ($)								
High	4.20	6.07	5.05	4.55	4.43	4.13	4.43	**4.40**
Low	1.09	3.47	3.10	3.09	3.17	3.07	3.07	**3.20**
Close (end of period)	3.84	4.95	4.30	3.60	3.49	3.86	3.69	**4.01**

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) PNG netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Netbacks by product type are disclosed in the accompanying MD&A.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited
(Unaudited)

($000)	September 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$754	$19,603
Restricted cash (Note 11 (c))	-	122,788
Accounts receivable	33,297	30,956
Inventories (Note 4)	22,886	24,437
Prepaid expenses	2,602	1,525
Income taxes recoverable	3,089	-
Due from Petrolifera	-	32
	62,628	199,341
Property and equipment	623,101	384,311
Goodwill	103,676	103,676
Deferred costs	2,236	4,005
Investment in Petrolifera	34,777	21,597
	$826,418	$712,930
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$56,024	$57,571
Income taxes payable	-	3,644
Revolving line of credit	26,400	19,500
Due to Petrolifera	57	-
	82,481	80,715
Asset retirement obligations (Note 5)	13,130	7,322
Employee future benefits (Note 11(d))	-	388
Long term debt (Note 7)	260,606	209,754
Future income taxes	41,437	29,353
	397,654	327,532
SHAREHOLDERS' EQUITY		
Share capital, contributed surplus and equity component (Note 8)	391,917	376,500
Accumulated other comprehensive loss (Note 3)	(13,982)	(130)
Retained earnings	50,829	9,028
	428,764	385,398
	$826,418	$712,930

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
($000, except per share amounts)	**2007**	2006	**2007**	2006
REVENUE				
Petroleum and natural gas revenue, net of royalties	**$6,726**	$9,191	**$23,346**	$22,575
Refining and marketing sales	**95,093**	93,752	**237,317**	144,719
Interest and other income	**172**	165	**517**	690
	101,991	103,108	**261,180**	167,984
EXPENSES				
Petroleum and natural gas operating costs	**1,946**	2,393	**6,538**	5,693
Refining – crude oil purchases and operating costs	**81,107**	80,242	**194,210**	127,346
General and administrative	**1,584**	605	**6,832**	2,780
Stock-based compensation (Note 8)	**1,383**	1,139	**4,437**	6,334
Finance charges	**2,545**	993	**4,255**	4,231
Foreign exchange loss (gain)	**(13,267)**	163	**(29,455)**	201
Depletion, depreciation and accretion	**7,682**	9,917	**22,403**	22,808
	82,980	95,452	**209,220**	169,393
Earnings (loss) before income taxes and other items	**19,011**	7,656	**51,960**	(1,409)
Current income tax provision	**5,811**	3,972	**13,291**	4,206
Future income tax provision (recovery)	**(362)**	1,414	**4,905**	(2,159)
	5,449	5,386	**18,196**	2,047
Earnings (loss) before other items	**13,562**	2,270	**33,764**	(3,456)
Equity interest in Petrolifera earnings	**1,027**	4,550	**6,141**	7,139
Dilution gain (loss) (Note 6)	**-**	(49)	**1,896**	3
NET EARNINGS	**14,589**	6,771	**41,801**	3,686
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	**36,240**	(1,010)	**9,028**	2,075
RETAINED EARNINGS, END OF PERIOD	**$50,829**	$5,761	**$50,829**	$5,761
EARNINGS PER SHARE (Note 11(a))				
Basic	**$0.07**	$0.03	**$0.21**	$0.02
Diluted	**$0.07**	$0.03	**$0.21**	$0.02

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Connacher Oil and Gas Limited
Three Months Ended September 30 (Unaudited)

($000)	2007
Net earnings	14,589
Foreign currency translation adjustment	(6,305)
Net comprehensive income	$8,284

Connacher Oil and Gas Limited
Nine Months Ended September 30 (Unaudited)

($000)	2007
Net earnings	41,801
Foreign currency translation adjustment	(13,852)
Net comprehensive income	$27,949

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Connacher Oil and Gas Limited
Three Months Ended September 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(7,677)
Foreign currency translation adjustment	(6,305)
Balance, end of period	$(13,982)

Connacher Oil and Gas Limited
Nine Months Ended September 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(130)
Foreign currency translation adjustment	(13,852)
Balance, end of period	$(13,982)

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited
(Unaudited)

($000)	Three months ended September 2007	Three months ended September 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings	**$14,589**	$6,771	**$41,801**	$3,686
Items not involving cash:				
Depletion, depreciation and accretion	**7,682**	9,917	**22,403**	22,808
Stock-based compensation (Note 8(a))	**1,493**	1,478	**4,772**	6,672
Financing charges - non-cash portion	**810**	(398)	**1,134**	1,910
Employee future benefits	**107**	128	**359**	253
Future income tax provision (recovery)	**(362)**	1,414	**4,905**	(2,159)
Foreign exchange loss (gain)	**(13,267)**	163	**(29,455)**	201
Dilution (gain) loss	**-**	49	**(1,896)**	(3)
Lease inducement amortization	**-**	(15)	**-**	(45)
Equity interest in Petrolifera earnings	**(1,027)**	(4,550)	**(6,141)**	(7,139)
Cash flow from operations before non-cash working capital changes	**10,025**	14,957	**37,882**	26,184
Change in non-cash working capital (Note 11(b))	**30,885**	8,636	**(5,256)**	(24,335)
Pension funding	**(781)**	-	**(781)**	-
Site restoration expenditures	**(170)**	-	**(170)**	-
	39,959	23,593	**31,675**	1,849
FINANCING				
Issue of common shares, net of share issue costs	**837**	28,270	**1,355**	123,558
Increase in bank debt	**49,255**	-	**118,456**	62,380
Repayment of bank debt	**(29,560)**	(7,985)	**(111,556)**	-
Issuance of convertible debenture, net of issue costs	**(56)**	-	**96,010**	-
Deferred financing costs	**-**	548	**-**	(2,245)
	20,476	20,833	**104,265**	183,693
INVESTING				
Acquisition and development of oil and gas properties	**(63,423)**	(41,752)	**(260,121)**	(105,589)
Decrease in restricted cash	**4,485**	-	**122,788**	-
Acquisition of Luke Energy Ltd.	**-**	(38)	**-**	(92,677)
Acquisition of refining assets	**-**	767	**-**	(61,273)
Exercise of Petrolifera warrants (Note 6)	**-**	-	**(5,143)**	-
Acquisition of other assets	**-**	-	**-**	(5,185)
Change in non-cash working capital (Note 11(b))	**(19,472)**	3,603	**(4,928)**	17,294
	(78,410)	(37,420)	**(147,404)**	(247,430)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(17,975)**	7,006	**(11,464)**	(61,888)
Impact of foreign exchange on foreign currency denominated cash balances	**(2,160)**	(61)	**(7,385)**	827
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**20,889**	7,505	**19,603**	75,511
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$754**	$14,450	**$754**	$14,450

Supplementary information – Note 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited
Period ended September 30, 2007 (Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. Operating in Canada, and in the U.S. through its subsidiary Montana Refining Company, Inc. ("the refinery"), the company is in the business of exploration and development of bitumen in the oil sands of northern Alberta, and exploring, developing, producing, refining and marketing conventional petroleum and natural gas.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as indicated in the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as described below and in Note 3. The disclosures provided below do not conform in all respects to those included with the annual audited Consolidated Financial Statements. The interim consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.

(a) Convertible debentures

The convertible debentures have been classified as long term debt and equity at their fair value at the date of issue. The fair value of the liability component has been determined based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

(b) Share award plan for non-employee directors

Obligations for payments in cash or common shares under the company's share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

3. NEW ACCOUNTING STANDARDS

Effective January 1, 2007 the company adopted CICA Handbook sections 1530, 3251, 3855, 3865 and revised section 3861 relating to Comprehensive Income, Equity, Financial Instruments – Recognition and Measurement, and Hedges, respectively. Under the new standards, additional financial statement disclosure, namely the Consolidated Statement of Comprehensive Income, has been introduced. This statement identifies certain gains and losses, which in the company's case include only foreign currency translation adjustments arising from translation of the company's U.S. refining subsidiary which is considered to be self-sustaining, that are recorded outside the income statement. Additionally, a separate component of equity, Accumulated Other Comprehensive Income ("AOCI"), has been introduced in the consolidated balance sheet to record the continuity of other comprehensive income balances on a cumulative basis.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2006 period end accumulated foreign currency translation adjustment balance of $130,000 has been reclassified to AOCI. In addition, the change in the accumulated foreign currency translation adjustment balance for the nine months ended September 30, 2007 of $13,852,000 is now included in the Statement of Comprehensive Income (Loss) (nine months ended September 30, 2006 – nil). Finally, all financial instruments, including derivatives, are recorded in the company's consolidated balance sheet and measured at their fair values, with the exception of the oil sands term loan which is accounted for under the amortized cost method.

Under section 3855, the company is required to classify its financial instruments into one of five categories. The company has classified all of its financial instruments, with the exception of the oil sands term loan and the convertible debentures, as Held for Trading, which requires measurement on the balance sheet at fair value with any changes in fair value recorded in income. This classification has been chosen due to the nature of the company's financial instruments, which, except for the oil sands term loan and the convertible debentures, are of a short-term nature such that there are no material differences between the carrying values and the fair values of these financial statement components. Transaction costs related to financial instruments classified as Held for Trading are recorded in income in accordance with the new standards.

The US $180 million oil sands term loan and the convertible debentures have been classified as other liabilities (as defined by the accounting standard) and are accounted for on the amortized cost basis.

The adoption of section 3865, "Hedges", has had no effect on the company's consolidated financial statements as the company does not account for its derivative financial instruments as hedges.

Changes during the period in other comprehensive income and AOCI were as follows:

	Three months ended September 30, 2007	Nine months ended September 30, 2007
($000)	Increase/(Decrease)	Increase/(Decrease)
Other comprehensive income	$(6,305)	$(13,852)
Accumulated other comprehensive income (loss)	$(6,305)	$(13,852)

Effective January 1, 2007, the company adopted the revised recommendations of CICA Handbook section 1506, Accounting Changes.

The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more relevant and reliable financial information. Accounting policy changes must be applied retrospectively unless it is impractical to determine the period or cumulative impact of the change in policy. Additionally, when an entity has not applied a new primary source of GAAP that has been issued but is not yet effective, the entity must disclose that fact along with information relevant to assessing the possible impact that application of the new primary source of GAAP will have on the entity's financial statements in the period of initial application.

As of January 1, 2008, the company will be required to adopt two new CICA Handbook requirements, section 3862, "Financial Instruments - Disclosures" and section 3863, "Financial Instruments - Presentation" which will replace current section 3861. The new standards require disclosure of the significance of financial instruments to an entity's financial statements, the risks associated with the financial instruments and how those risks are managed. The new presentation standard essentially carries forward the current presentation requirements. The company is assessing the impact of these new standards on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

As of January 1, 2008, the company will be required to adopt CICA Handbook section 1535, "Capital Disclosures" which requires entities to disclose their objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements. The company is assessing the impact of this new standard on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

4. INVENTORIES

Inventories consist of the following:

($000)	September 30, 2007	December 31, 2006
Crude oil	$4,321	$3,520
Other raw materials and unfinished products [1]	1,551	1,292
Refined products [2]	13,961	17,440
Process chemicals [3]	1,053	909
Repairs and maintenance supplies and other	2,000	1,276
	$22,886	$24,437

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the beginning and ending aggregate carrying amount of the obligation associated with the company's retirement of its petroleum and natural gas properties and facilities.

($000)	Nine months ended September 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	**$7,322**	$3,108
Liabilities incurred	**5,319**	2,384
Liabilities acquired	**-**	2,109
Liabilities disposed	**-**	(864)
Site restoration expenditures	**(170)**	-
Change in estimated future cash flows	**-**	237
Accretion expense	**659**	348
Asset retirement obligations, end of period	**$13,130**	$7,322

Liabilities incurred in 2007 have been estimated using a discount rate of eight percent to reflect the company's credit-adjusted risk free interest rate given its current capital structure. The company has not recorded an asset retirement obligation for the Montana refinery as it is currently the company's intent to maintain and upgrade the refinery so that it will be operational for the foreseeable future. Consequently, it is not possible at the present time to estimate a date or range of dates for settlement of any asset retirement obligation related to the refinery.

6. RELATED PARTY TRANSACTIONS

In April 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company increased its equity interest. As other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms, the company's interest decreased to 26 percent, resulting in a dilution gain of $1.9 million.

7. LONG TERM DEBT

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part, at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Convertible debenture initially recognized, less issue costs of $2.8 million net of income taxes of $1.2 million	$80,463
Accretion to September 30, 2007	1,079
	81,542
Oil sands term loan	179,064
	$260,606

During the second quarter of 2007 the company's revolving line of credit, backed by its conventional reserve base, was renewed for $50 million for one year.

8. SHARE CAPITAL, CONTRIBUTED SURPLUS AND EQUITY COMPONENT

Authorized

The authorized share capital comprises the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000)
Share Capital:		
Balance, December 31, 2006	197,894,015	$363,082
Issued upon exercise of options (a)	1,443,933	1,399
Shares issued to directors as compensation (b)	108,975	392
Assigned value of options exercised	-	494
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares (c)		(9,000)
Share issue costs		(44)
Balance, Share Capital, September 30, 2007	199,446,923	$356,323
Contributed Surplus:		
Balance, December 31, 2006		$13,418
Fair value of share options granted		5,847
Assigned value of options exercised		(494)
Balance, Contributed Surplus, September 30, 2007		$18,771
Equity component of convertible debentures, September 30, 2007		$16,823
Total Share Capital, Contributed Surplus and equity component:		
December 31, 2006		$376,500
September 30, 2007		$391,917

(a) Stock options

A summary of the company's outstanding stock options, as at September 30, 2007 and 2006 and changes during those periods is presented below:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	16,212,490	$3.31	8,592,600	$1.49
Granted	3,951,207	3.89	8,002,300	4.91
Exercised	(1,443,933)	0.97	(982,365)	0.70
Expired	(1,563,209)	4.02	-	-
Outstanding, end of period	17,156,555	$3.58	15,612,535	$3.29
Exercisable, end of period	9,227,065	$3.22	5,626,198	$2.47

All stock options have been granted for a period of five years. Options granted under the plan are generally fully exercisable after two or three years and expire five years after the date granted. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at September 30, 2007	Weighted Average Exercise Price
$0.20 - $0.99	2,068,302	2.1	$0.72
$1.00 - $1.99	1,646,000	2.7	1.58
$2.00 - $3.99	6,267,720	4.0	3.51
$4.00 - $5.56	7,174,533	3.6	4.92
	17,156,555		3.58

In the first nine months of 2007 a compensatory non-cash expense of $6.5 million (2006 - $9.5 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $4.4 million (2006 - $6.3 million) was expensed, $335,000 (2006 - $338,000) was charged to refining operating costs, and $1.7 million (2006 - $2.8 million) was capitalized to property and equipment.

In the third quarter of 2007 a compensatory non-cash expense of $2.1 million (2006 - $2.4 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $1.4 million (2006 - $1.1 million) was expensed, $100,000 (2006 - $340,000) was charged to refining operating costs and $600,000 (2006 - $900,000) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	**4.6%**	4.1%
Expected option life (years)	**3**	3
Expected volatility	**50%**	49%

The weighted average fair value at the date of grant of all options granted in the first nine months of 2007 was $1.54 per option (2006 - $1.81).

(b) Share award plan for non-employee directors

Shareholders of the company approved a share award incentive plan for non-employee directors at the company's Annual and Special meeting of Shareholders on May 10, 2007. Under the plan, a total of 326,925 share units were awarded to non-employee directors. In June 2007, 108,975 common shares were issued to directors as compensation under the plan. The remaining 217,950 share units vest one-half on January 1, 2008 and one-half on January 1, 2009.

Under the share award plan, share units may be granted to non-employee directors of the company in amounts determined by the Board of Directors on the recommendation of the Governance Committee. Payment under the plan is made by delivering common shares to non-employee directors either through purchases on the TSX or by issuing shares from treasury, subject to certain limitations. The Board of Directors may also elect to pay cash equal to the fair market value of the common shares to be delivered to non-employee directors upon vesting of such share units in lieu of delivering shares.

In the three months ended September 30, 2007, $215,000 (nine months ended September 30, 2007 - $607,000) was charged to stock-based compensation expense in respect of awards granted under the share award plan.

(c) Flow through shares

Effective December 31, 2006, the company renounced $30 million of resource expenditures to flow-through investors. The related tax effect of $9 million of these expenditures was recorded in 2007. The company incurred all of the required expenditures related to these flow-through shares in 2006 and 2007.

9. COMMODITY PRICE RISK MANAGEMENT

During the first quarter of 2007 the company entered into a costless collar arrangement whereby the sales price for 5,000 mmbtu per day of the company's natural gas production was fixed within a range of US$7.00 per mmbtu – US$9.50 per mmbtu. The effective date of the arrangement commenced April 1, 2007 and continues until October 31, 2007. At September 30, 2007 the fair value of this collar was an

asset of $100,000, which has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

10. SEGMENTED INFORMATION

In Canada, the company is in the business of exploring and producing conventional petroleum and natural gas and is engaged in the exploration and development of bitumen in the oil sands of northern Alberta. In the U.S., the company is in the business of refining and marketing petroleum products. The significant aspects of these operating segments are presented below. Included in Canadian administrative assets is the company's carrying value of its investment in Petrolifera.

Three months ended September 30, 2007 ($000)	Canada Oil and Gas	Canada Administrative	USA Refining	Total
Revenues, net of royalties	**$6,726**	**$-**	**$95,093**	**$101,819**
Equity interest in Petrolifera earnings	**-**	**1,027**	**-**	**1,027**
Dilution gain	**-**	**-**	**-**	**-**
Interest and other income	**73**	**-**	**99**	**172**
Crude oil purchases and operating costs	**1,946**	**-**	**81,107**	**83,053**
General and administrative	**-**	**1,584**	**-**	**1,584**
Stock-based compensation	**-**	**1,383**	**-**	**1,383**
Finance charges	**-**	**2,545**	**-**	**2,545**
Foreign exchange loss (gain)	**(13,267)**	**-**	**-**	**(13,267)**
Depletion, depreciation and accretion	**6,426**	**-**	**1,256**	**7,682**
Tax provision	**883**	**-**	**4,566**	**5,449**
Net earnings (loss)	**10,811**	**(4,485)**	**8,263**	**14,589**
Property and equipment, net	**567,117**	**7,139**	**48,845**	**623,101**
Capital expenditures	**55,511**	**4,575**	**3,920**	**64,006**
Total assets	**677,998**	**41,915**	**106,505**	**826,418**
Three months ended September 30, 2006				
Revenues, net of royalties	$9,191	$-	$93,752	$102,943
Equity interest in Petrolifera earnings	-	4,550	-	4,550
Dilution gain (loss)	-	(49)	-	(49)
Interest and other income	18	-	147	165
Crude oil purchases and operating costs	2,393	-	80,242	82,635
General and administrative	-	605	-	605
Stock-based compensation	-	1,139	-	1,139
Finance charges	-	1,970	(977)	993
Foreign exchange loss (gain)	86	104	(27)	163
Depletion, depreciation and accretion	8,652	-	1,265	9,917
Tax provision	266	-	5,120	5,386
Net earnings (loss)	(2,188)	683	8,276	6,771
Property and equipment, net	286,420	456	43,710	330,586
Capital expenditures and acquisitions	40,116	335	998	41,449
Total assets	404,256	17,705	105,067	527,028

Nine months ended September 30, 2007 ($000)	Canada Oil and Gas	Canada Administrative	USA Refining	Total
Revenues, net of royalties	$23,346	$-	$237,317	$260,663
Equity interest in Petrolifera earnings	-	6,141	-	6,141
Dilution gain	-	1,896	-	1,896
Interest and other income	197	-	320	517
Crude oil purchases and operating costs	6,538	-	194,210	200,748
General and administrative	-	6,832	-	6,832
Stock-based compensation	-	4,437	-	4,437
Finance charges	-	4,255	-	4,255
Foreign exchange loss (gain)	(29,455)	-	-	(29,455)
Depletion, depreciation and accretion	18,418	-	3,985	22,403
Tax provision (recovery)	4,302	-	13,894	18,196
Net earnings (loss)	23,740	(7,487)	25,548	41,801
Property and equipment, net	567,117	7,139	48,845	623,101
Capital expenditures and acquisitions	250,946	6,400	9,764	267,110
Total assets	677,998	41,915	106,505	826,418

Nine months ended September 30, 2006				
Revenues, net of royalties	$22,575	$-	$144,719	$167,294
Equity interest in Petrolifera earnings	-	7,139	-	7,139
Dilution gain	-	3	-	3
Interest and other income	431	-	259	690
Crude oil purchases and operating costs	5,693	-	127,346	133,039
General and administrative	-	2,780	-	2,780
Stock-based compensation	-	6,334	-	6,334
Finance charges	-	2,277	1,954	4,231
Foreign exchange loss (gain)	124	104	(27)	201
Depletion, depreciation and accretion	20,689	-	2,119	22,808
Tax provision (recovery)	(2,888)	-	4,935	2,047
Net earnings (loss)	(612)	(4,353)	8,651	3,686
Property and equipment, net	286,420	456	43,710	330,586
Capital expenditures	308,838	445	67,281	376,564
Total assets	404,256	17,705	105,067	527,028

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended September 30	2007	2006
(000)		
Weighted average common shares outstanding	**199,167**	193,587
Dilutive effect of stock options and deferred share units	**2,377**	6,985
Dilutive effect of convertible debentures	**20,010**	-
Weighed average common shares outstanding – diluted	**221,554**	200,572

For the nine months ended September 30	2007	2006
Weighted average common shares outstanding	**198,539**	179,948
Dilutive effect of stock options and deferred share units	**2,586**	7,187
Dilutive effect of convertible debentures	**9,455**	-
Weighed average common shares outstanding – diluted	**210,580**	187,135

For the three months ended September 30, 2007, $1.4 million (nine months ended September 30, 2007 - $2 million) of interest and accretion expense on the convertible debentures has been added to net income in the numerator of the diluted earnings per share calculation.

(b) Net change in non-cash working capital

For the three months ended September 30	2007	2006
($000)		
Accounts receivable	**$10,191**	$(595)
Inventories	**14,289**	9,392
Due from Petrolifera	**16**	248
Prepaid expenses	**(344)**	122
Accounts payable and accrued liabilities	**(13,592)**	3,072
Income taxes payable	**853**	-
Total	**$11,413**	$12,239

Summary of working capital changes:

For the three months ended September 30	2007	2006
($000)		
Operations	**$30,885**	$8,636
Investing	**(19,472)**	3,603
	$11,413	$12,239

For the nine months ended September 30	2007	2006
($000)		
Accounts receivable	**$(2,341)**	$(29,802)
Due from Petrolifera	**89**	243
Prepaid expenses	**(990)**	(1,134)
Inventories	**1,551**	1,361
Accounts payable and accrued liabilities	**(1,760)**	22,291
Income taxes payable	**(6,733)**	-
Total	**$(10,184)**	$(7,041)

Summary of working capital changes:

For the nine months ended September 30	2007	2006
($000)		
Operations	$(5,256)	$(24,335)
Investing	(4,928)	17,294
	$(10,184)	$(7,041)

(c) Supplementary cash flow information

For the three months ended September 30	2007	2006
($000)	$	$
Interest paid	6,478	931
Income taxes paid	4,600	-
Stock-based compensation capitalized	612	900

For the nine months ended September 30	2007	2006
($000)	$	$
Interest paid	14,271	2,322
Income taxes paid	18,325	-
Stock-based compensation capitalized	1,680	2,782

At September 30, 2007 cash of nil (December 31, 2006 - $122.8 million) was restricted for use in paying expenditures for a designated oil sands project under the terms of the company's financing arrangements for its oil sands project.

(d) Defined benefit pension plan

In the first nine months of 2007, $359,000 (2006 - $253,000) has been charged to expense in relation to the refinery's defined benefit pension plan. As at September 30, this plan was fully funded.

12. SUBSEQUENT EVENT

In late October 2007 the company announced that it entered into a "bought deal" financing agreement with a syndicate of underwriters to issue nine million common shares at $5.00 per share on a "flow-through" basis and renounce to the subscribing investors the income tax benefits of expenditures the company has committed to spend. The company has until December 31, 2008 to incur these expenditures. The underwriters have the option to subscribe for an additional 15 percent to fill any over allotment. This financing is expected to close on November 16, 2007.

CORPORATE INFORMATION

Board of Directors

Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited, Calgary

Charles W. Berard [2,4]
Chairman, Governance Committee
Chairman, Health, Safety and Environment Committee
Partner, Macleod Dixon LLP, Calgary

D. Hugh Bessell [1,2,3,5]
Chairman, Audit Committee
Retired Deputy Chairman of KPMG, LLP

Colin M. Evans [1,3,4,5]
Chairman, Human Resources Committee
Vice-President, Finance, Milestone Exploration Inc., Calgary

Stewart D. McGregor [2,3]
Lead Director
President, Camun Consulting Corporation

W.C. ("Mike") Seth [1,4,5]
Chairman, Reserves Committee
President, Seth Consultants Ltd.

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee
(4) Health, Safety, and Environment Committee
(5) Reserves Committee

Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and
Chief Operating Officer

Richard R. Kines
Vice President, Finance and
Chief Financial Officer

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Russ Longley
Vice President, Operations

Steve De Maio
Vice President, Project Development

Stephen A. Marston
Vice President, Exploration

Cameron M. Todd
Vice President, Refining and Marketing

Grant D. Ukrainetz
Treasurer

Head Office

Suite 900
332 - 6 Avenue SW
Calgary, Alberta T2P 0B2
Canada
tel 403.538.6201 / fax 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com

CUSIP number

205884

ISIN

CA20588Y1034

Refinery

1900 Tenth Street
Great Falls, Montana
59404 USA

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol - CLL

Subsidiaries

Great Divide Holding Corporation
Great Divide Oil Corporation
Great Divide Pipeline Corporation
Great Divide Pipeline Limited
Connacher Finance Corporation
Montana Refining Company, Inc.
6419101 Canada Ltd.

Related Company

Petrolifera Petroleum Limited (26%)

Auditors

Deloitte & Touche LLP, Calgary

Bankers

National Bank of Canada, Calgary
BNP Paribas, Toronto and New York

Solicitors

Macleod Dixon, LLP, Calgary
Simpson Thacher & Bartlett, LLP, New York

Reservoir Engineers

GLJ Petroleum Consultants, Calgary

Registrar and Transfer Agent

Valiant Trust Company, Calgary
BNY Trust Company of Canada, Toronto

Abbreviations

ARTC
Alberta Royalty Tax Credit

bbls
barrels

bbl/d
barrels per day

bcf
billion cubic feet

boe
barrels of oil equivalent

boe/d
barrels of oil equivalent per day

DCF
discounted cash flow

GJ
gigajoule

mbbls
thousand barrels

mboe
thousand barrels of oil equivalent

mcf
thousand cubic feet

mcf/d
thousand cubic feet per day

mmbbls
million barrels

mmboe
million barrels of oil equivalent

mmcf
million cubic feet

mmcf/d
million cubic feet per day

NGLs
natural gas liquids

PV
present value

WI
working interest

WTI
West Texas Intermediate

Connacher
OIL AND GAS LIMITED

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard R. Kines, Chief Financial Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2007

Richard R. Kines
Chief Financial Officer

Suite 900, 332 - 6th Avenue SW
Calgary, Alberta T2P 0B2
Telephone: (403) 539-6201 Facsimile: (403) 538-6225

Connacher
OIL AND GAS LIMITED

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard A. Gusella, Chief Executive Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2007

Richard A. Gusella
President and Chief Executive Officer

Suite 900, 332 - 6th Avenue SW
Calgary, Alberta T2P 0B2
Telephone: (403) 539-6201 Facsimile: (403) 538-6225

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **November 16, 2007**

CONNACHER ANNOUNCES CLOSING OF BOUGHT DEAL OFFERING

Calgary, Alberta, Canada – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has closed its previously announced bought deal financing of 10,350,000 flow-through common shares ("Flow-Through Shares") at a price of $5.00 per Flow-Through Share for gross proceeds of $51,750,000, which includes the exercise in full by the underwriters of an over-allotment option to purchase an additional 1,350,000 Flow-Through Shares. The bought deal financing was underwritten by a syndicate led by RBC Capital Markets and including GMP Securities L.P., Orion Securities Inc., Raymond James Ltd., TD Securities Inc., D & D Securities Company, Desjardins Securities Inc. and HSBC Securities (Canada) Inc. The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favour of the purchasers for the 2007 taxation year.

Directors, officers, employees and associates of Connacher collectively purchased an aggregate of 400,000 Flow-Through Shares at a price of $5.00 per Flow-Through Share, on identical terms to those afforded all other purchasers.

Connacher also announces that it has issued an aggregate of 100,000 Flow-Through Shares to an arm's length party pursuant to a private placement. The Flow-Through Shares were issued at a price of $5.00 per Flow-Through Share and are subject to a four month hold in accordance with applicable securities legislation. Total gross proceeds of $52,250,000 were raised by Connacher pursuant to the bought deal financing and the private placement.

After giving effect to the common shares issued under the financing and private placement, Connacher now has 209,896,923 common shares outstanding.

Connacher Oil and Gas Limited is a Calgary-based Canadian company primarily engaged in the exploration for, and development, production, refining and marketing of, bitumen, crude oil, natural gas and refined petroleum products. The company's principal assets are its significant bitumen reserves and resources and its 100 percent working interest in approximately 95,000 acres of oil sands leases in the Divide and Halfway Creek regions near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "would", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if

circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements..

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Connacher
OIL AND GAS LIMITED

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE **November 19, 2007**

CONNACHER OIL AND GAS LIMITED SECURES C$800 MILLION OF NEW FINANCING

- **Sale of Senior Secured Notes**
- **Establishment of Five-Year Revolving Credit Facility**
- **Proceeds to Be Used to Discharge Existing Secured Indebtedness and to Fully Finance Construction of Algar Project at Company's Great Divide Oil Sands Holdings in Alberta**

Calgary, Alberta - Connacher Oil and Gas Limited (CLL - TSX) announced today it has entered into a definitive agreement to issue and sell US$600 million face value of 10.25% Senior Secured Notes due December 15, 2015 ("Notes") at a price of 98.657%, resulting in a yield to maturity of 10.50%. The Notes have been resold through a syndicate of investment banks to certain institutional investors pursuant to applicable securities law exemptions. The completion of the Note financing is anticipated to occur on December 3, 2007 and is subject to the finalization of definitive documentation and other customary closing conditions.

Using the November 16, 2007 closing exchange rate of US$1.027= C$1.00, the net proceeds to Connacher from the sale of the Notes (after deducting the estimated costs of the transaction) will be approximately C$563 million. A portion of the net proceeds will be used to discharge Connacher's outstanding Term Loan B indebtedness (C$175 million) and to fund a one-year debt service reserve account (C$60 million), with the balance of approximately C$328 million available to fully fund the construction of the company's second 10,000 barrel per day Algar Project, or Pod Two, at Connacher's Great Divide holdings, situated approximately 50 miles southwest of Fort McMurray, Alberta. Proceeding at Algar is subject to regulatory approval, including from the Alberta Energy Utility Board, or EUB.

Coincident with the sale of the Notes, Connacher has also negotiated a new secured revolving credit facility (the "Facility") with a syndicate of banks and financial institutions. The Facility is comprised of a C$150 million tranche and a US$50 million tranche, with the latter for use in the company's day to day refining and marketing

operations in Great Falls, Montana. The Facility will have a five-year term, in comparison to Connacher's current facilities of approximately C$65 million, which are substantially 364 day facilities. The Facility is also scheduled to close on December 3, 2007, coincident with the closing of the Note financing and is also subject to the finalization of definitive documentation and other customary closing conditions.

Both the Facility and the Notes are secured by substantially all of the assets of the company and its subsidiaries, excluding Connacher's equity investment in Petrolifera Petroleum Limited, with the Facility holding a first priority lien and the Notes holding a second priority lien.

Moody's and Standard & Poor's have recently rated the Notes as B1 and BB, respectively. Moody's also affirmed its rating of the company as B1, while S&P increased its rating of the company from B+ to BB-.

Upon receipt of EUB and other regulatory approvals for Algar, Connacher will be prepared to proceed immediately with its construction program and anticipates constructing the Algar Project within the 300 day time frame required to construct Pod One and drilling the associated 15 horizontal well pairs. Including contingencies, Connacher estimates the Algar Project will cost approximately $326 million, with much of the increase in comparison to Pod One related to additional infrastructure charges due to the project's more remote location, approximately seven miles from the main highway in the area. There are also some planned scope changes. These expenditures will be incurred in 2008 and 2009.

Separately, Connacher recently completed the sale of approximately C$52 million of flow through common shares at a price of C$5.00 per share, with proceeds primarily dedicated to fully fund this winter's 3D seismic programs and the anticipated drilling of 120 exploratory core holes on its main oil sands lease block, substantially on defined anomalies from last winter's drilling season. This program will effectively double Connacher's core hole inventory at Great Divide. The results will be incorporated into the company's mid-year 2008 reserve and resource report, anticipated to be prepared by the company's independent qualified reserves evaluator, GLJ Petroleum Consultants Ltd., effective June 30, 2008. A year-end 2007 GLJ reserve report will also be prepared in accordance with National Instrument 51-101 incorporating any developments and information since mid-year 2007.

It is anticipated the company's 2008 capital program on conventional oil and gas properties in Canada and its capital program at its Great Falls, Montana refinery will be financed from internally generated sources. These are anticipated to aggregate approximately $73 million during 2008 and are part of Connacher's previously announced capital plan for next year.

As a result of the foregoing capital raising transactions, Connacher anticipates that it will be able to fully finance all of its new projects and planned 2008 growth programs, in

addition to the anticipated completion of Algar in 2009, without the need to raise additional permanent capital in the form of new equity for established projects.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction. Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that would be obtainable from Connacher and that would contain detailed information about Connacher and management, as well as financial statements.

Connacher Oil and Gas Limited is a Calgary-based crude oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of 95,000 acres of oil sands leases in the Great Divide area of Alberta's oil sands. Pod One, the company's first 10,000 bbl/d project, is presently in the steam circulation pre-heat phase and is anticipated to ramp up to target production levels by the third quarter of 2008. An application to build Algar or Pod Two for a second 10,000 bbl/d project has been submitted to the EUB and other regulators. Connacher also produces approximately 2,400 boe/d of conventional crude oil and natural gas, has another 1,000 boe/d of natural gas behind pipe to be tied into market in the winter of 2007-2008, owns and operates a 9,500 bbl/d refinery in Great Falls, Montana and owns 26 percent of Petrolifera Petroleum Limited, a publicly traded oil company active in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities laws including statements regarding the Corporation's planned issuance of senior secured notes and the placement of a new five year secured revolving credit facility, the proposed repayment of the Corporation's current debt facilities, the Corporation's exploration and development plans (including the development of Algar) and planned capital expenditure plans for 2008 and 2009. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, receipt and maintenance of required approvals and the ability to access sufficient capital from external sources. The closing of the planned issuance of senior secured notes and the five year secured revolving credit facility are subject to the finalization of definitive documentation and the satisfaction of certain conditions to closing. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are cautioned that the conversion used in calculating barrels of oil equivalent (6 mcf:1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Furthermore, boes may be misleading if used in isolation.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

Suite 900, 332 – 6th Avenue S.W.
Calgary, Alberta T2P 0B2
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **December 3, 2007**

CONNACHER OIL AND GAS LIMITED CLOSES PREVIOUSLY ANNOUNCED FINANCING

- **Sale of US $600 Million Senior Secured Notes**
- **Establishment of Five-Year $200 Million Revolving Credit Facility**
- **Proceeds to Be Used to Discharge Existing Secured Indebtedness and to Fully Finance Construction of Algar Project at Company's Great Divide Oil Sands Holdings in Alberta**

Calgary, Alberta - Connacher Oil and Gas Limited (CLL - TSX) announced today it has completed and closed the sale of US$600 million face value of 10.25% Senior Secured Notes due December 15, 2015 ("Notes"), at a price of 98.657%, resulting in a yield to maturity of 10.50% and gross proceeds of approximately US$ 592 million. The Notes were resold through a syndicate of investment banks including Credit Suisse, RBC Capital Markets and BNP Paribas as Joint Book Running Managers and Fortis Securities, HSBC and TD Securities as Co-Managers to certain institutional investors pursuant to applicable securities law exemptions.

Using the closing exchange rate of US$1.00 = C$1.00, the net proceeds to Connacher from the sale of the Notes (after deducting the estimated costs of the transaction) will be approximately C$571 million. A portion of the net proceeds will be used to discharge Connacher's outstanding Term Loan B indebtedness (C$180 million) and to fund a one-year debt service reserve account (C$64 million). The balance of approximately C$327 million will be added to Connacher's working capital and will be available to fully fund the construction of the company's second 10,000 barrel per day Algar Project, Algar or Pod Two, at Connacher's Great Divide holdings, situated approximately 50 miles southwest of Fort McMurray, Alberta. Proceeding at Algar is subject to regulatory approval, including from the Alberta Energy Utility Board, or EUB.

Coincident with the sale of the Notes, Connacher has also secured a new five-year term revolving credit facility (the "Facility") with RBC Capital Markets, BNP Paribas (Canada) and Credit Suisse, Toronto Branch as Co-Lead Arrangers and including a syndicate of banks and financial institutions including affiliates of the aforementioned Co-Managers and Alberta Treasury Branches, Export Development Canada and Union Bank of California, Canada Branch. The Facility is comprised of a C$150 million tranche and a US$50 million tranche, with the latter for use in the company's refining and marketing operations in Great Falls, Montana.

Both the Facility and the Notes are secured by substantially all of the assets of the company and its subsidiaries, excluding Connacher's equity investment in Petrolifera Petroleum Limited, with the Facility holding a first priority lien and the Notes holding a second priority lien.

Moody's and Standard & Poor's have recently rated the Notes as B1 and BB, respectively. Moody's also affirmed its rating of the company as B1, while S&P increased its rating of the company from B+ to BB-.

Upon receipt of EUB and other regulatory approvals for Algar, Connacher will be prepared to proceed immediately with its construction program. The company anticipates constructing the Algar Project and drilling the initial associated 15 horizontal well pairs within the same 300 day time frame required to construct Pod One. Including contingencies, Connacher estimates the Algar Project will cost approximately $326 million, with much of the increase in comparison to Pod One related to additional infrastructure charges due to the project's more remote location, approximately seven miles from the main highway in the area. There are also some planned scope changes. These expenditures will be incurred in 2008 and 2009.

Separately, Connacher recently completed the sale of approximately C$52 million of flow through common shares at a price of C$5.00 per share, with proceeds primarily dedicated to fully fund this winter's 3D seismic programs and the anticipated drilling of 120 exploratory core holes, primarily on its main oil sands lease block, substantially on anomalies defined by last winter's drilling season. This program will effectively double Connacher's core hole inventory at Great Divide. The results will be incorporated into the company's mid-year 2008 reserve and resource report, anticipated to be prepared by the company's independent qualified reserves evaluator, GLJ Petroleum Consultants Ltd., effective June 30, 2008. A year-end 2007 GLJ reserve report will also be prepared in accordance with National Instrument 51-101, incorporating any developments and information since mid-year 2007.

It is anticipated the company's 2008 capital program on conventional oil and gas properties in Canada and its capital program at its Great Falls, Montana refinery will be financed from internally generated sources. These programs are anticipated to aggregate approximately $73 million during 2008 and are part of Connacher's previously announced capital plan for next year.

As a result of the foregoing capital raising transactions, Connacher anticipates that it will be able to fully finance all of its new projects and planned 2008 growth programs, in addition to the anticipated completion of Algar in 2009, without the need to raise additional permanent capital, including new equity, for established projects.

Connacher Oil and Gas Limited is a Calgary-based crude oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of 95,000 acres of oil sands leases in the Great Divide area of Alberta's oil sands. Pod One, the

company's first 10,000 bbl/d project, is presently in the steam circulation pre-heat phase and is anticipated to ramp up to target production levels by the third quarter of 2008. An application to build Algar or Pod Two for a second 10,000 bbl/d project has been submitted to the EUB and other regulators. Connacher also produces approximately 2,400 boe/d of conventional crude oil and natural gas, has another 1,000 boe/d of natural gas behind pipe to be tied into market in the winter of 2007-2008, owns and operates a 9,500 bbl/d refinery in Great Falls, Montana and owns 26 percent of Petrolifera Petroleum Limited, a publicly traded oil company active in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities laws including statements regarding the Corporation's exploration and development plans (including the development of Algar) and planned capital expenditure plans for 2008 and 2009. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, receipt and maintenance of required approvals and the ability to access sufficient capital from external sources. . For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are cautioned that the conversion used in calculating barrels of oil equivalent (6 mcf:1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Furthermore, boes may be misleading if used in isolation.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

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